

04026647



SEC MAIL PROCESSING
RECEIVED
APR 19 2004
WASH, D.C. 187 SECTION

TOTAL ENTERTAINMENT RESTAURANT CORP.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

2003 Annual Report


FOX AND HOUND
English Pub & Grille


Bailey's
SM
PUB & GRILLE
SERIOUS FUN

We own and operate 66 restaurants under the "Fox and Hound" and "Bailey's" brand names that each provide a social gathering place offering high quality food, drinks and entertainment in an upscale, casual environment. Our restaurants offer a broad menu of mid-priced appetizers, entrees and desserts served in generous portions. In addition, each location features a full-service bar and offers a wide selection of major domestic, imported and specialty beers. Each restaurant emphasizes a high energy environment with satellite and cable coverage of a variety of sporting events and music videos, and most of our restaurants offer multiple billiards tables. In addition to our food, we believe our customers are attracted to our elegant yet comfortable atmosphere of dark wood interiors, polished brass, embroidered chairs and booths, wood paneling, and etched glass. Our Fox and Hound and Bailey's restaurants share identical design and operational principles and menus. The first Fox and Hound restaurant opened in August 1994 and the first Bailey's restaurant opened in November 1989. In February 1997, the two companies were combined to form Total Entertainment Restaurant Corp. In July 1997, we completed our initial public offering. As of April 15, 2004, the Company owns and operates 50 Fox and Hound restaurants and 16 Bailey's restaurants in Alabama, Arizona, Arkansas, Colorado, Georgia, Illinois, Indiana, Kansas, Louisiana, Michigan, Missouri, Nebraska, New Mexico, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Our actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to, potential increases in food, alcohol, labor, and other operating costs, changes in competition, the inability to find suitable new locations, changes in consumer preferences or spending patterns, changes in demographic trends, the effectiveness of our operating and growth initiatives and promotional efforts, and changes in government regulation. Further information about the factors that might affect the Company's financial and other results are included in the Company's 10-K and 10-Q, filed with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

TOTAL ENTERTAINMENT RESTAURANT CORP.
9300 East Central Avenue
Suite 100
Wichita, Kansas 67206
(316) 634-0505

April 15, 2004

Dear Fellow Shareholder:

In 2003 Total Entertainment Restaurant Corp. experienced some challenges. Despite these obstacles, we had another successful year and positioned ourselves for future growth in sales and earnings and stock price.

Our last fiscal year started off with some of the most severe winter weather we have ever encountered. This impacted our first quarter comparable sales, and we posted our first negative comp growth quarter in almost four years. The first quarter ended with the start of the war in Iraq. The war and a generally poor economy persisted throughout the year and we posted negative comps each quarter. The year ended with comparable sales growth of negative 2.2% as compared to the 6.6% growth in fiscal 2002.

A number of positive events occurred during 2003 that will give us the opportunity to continue to grow our company and provide our shareholders with satisfying results. A summary of these 2003 highlights are as follows:

- Increased revenue by 19% to $122 million.
- Opened 10 new units of which 5 were free standing prototype units. We now have 7 free standing prototype units that in 2003 averaged approximately 50% higher volume than the units in our 18-month comp base.
- Increased total employees by approximately 1,000.
- Added 4 new District Manager positions. Of these new District Managers, 3 of them were internally promoted from our Managing Partner/General Manager ranks.
- Promoted 2 District Managers to the newly created Regional Manager positions.
- Redesigned our prototype unit to incorporate a dedicated, non-smoking, dining room. This design was utilized in our last 5 openings of 2003 and will continue to be incorporated in all future units. These 5 units are averaging 6-7 percentage points higher food mix than the company average.
- Contracted with a chef consultant during the fourth quarter to redesign our kitchen processes and develop a new menu that would better compete on the casual dining level.

We believe the above points have positioned us well for 2004 and beyond. At the date of this writing, we have seen the following results:

- Reported positive growth in 18-month comparable units. For the first quarter of 2004, comps were positive 1.8%.
- Two new units (Phoenix, AZ and Wichita, KS) have opened with the redesigned kitchen and the new and expanded menu. Both locations have consistently been trending at or above the 50% food mix level as compared to the company average of 34%.
- The new menu will be a part of future new unit openings and will be selectively rolled out to existing units.
- A new interior design and décor package was introduced in the Wichita, KS opening. These new elements will be incorporated in future units. In addition, the new décor package provides a remodel option to existing units.
- In addition to the 2 units already opened, 6 units are currently under construction, 5 more units have executed leases or contracts and 4 additional units are in lease negotiation.
- Of the 19 units mentioned above that have already opened or are in our development pipeline, 11 of these units will be free standing prototype units.
- Current plans project 12-15 new units in each of 2004 and 2005.
- At the end of the first quarter of 2004, $3.4 million was drawn on our $20 million line of credit. We believe that our current line of credit, along with operating cash flow, should be adequate to support our future new unit development plans.

In summary, we are pleased with our results for 2003 given the environment in which we were operating and the comparisons from 2002. More importantly, we remain confident in our growth prospects for 2004 and beyond and we believe we have the team and concept in place to capitalize on the opportunities before us.

On behalf of our Board of Directors, we would like to thank all of our fellow shareholders for their continued support.

Dennis L. Thompson
Co-Chairman of the Board

Stephen P. Hartnett
Co-Chairman of the Board

Steven M. Johnson
Chief Executive Officer

TOTAL ENTERTAINMENT RESTAURANT CORP.

Selected Financial and Operating Data

(Dollars in thousands except for per share amounts)

	52/53 Week Years Ended in December				
Income Statement Data	**2003**	**2002**	**2001**	**2000**	**1999**
Revenue	$121,708	$102,464	$70,052	$54,928	$55,020
Restaurant operating income	16,346	16,751	11,184	6,334	6,664
Net income (loss)	6,538	7,203	3,329	848	(311)
Diluted earnings (loss) per share	$ 0.64	$ 0.73	$ 0.38	$ 0.09	$ (0.03)
Weighted average shares outstanding—diluted	10,228	9,801	8,694	9,329	10,352
Balance Sheet Data					
Cash and cash equivalents	$ 813	$ 1,116	$ 1,346	$ 2,245	$ 2,550
Net fixed assets	56,401	47,213	34,532	30,763	32,300
Total assets	67,613	55,895	43,150	40,128	41,352
Total liabilities	18,293	12,611	19,001	19,141	19,121
Stockholders' equity	49,320	43,284	24,149	20,987	22,232
Pro Forma Operating and Statistical Data					
Restaurants opened during the year	10	12	5	3	5
Restaurants closed during the year	0	1	0	0	2
Restaurants open at end of the year	64	54	43	38	35
Restaurant weeks of operation during the year	3,052	2,599	2,071	1,831	1,843
Annualized average weekly sales per restaurant	$ 2,073	$ 2,056	$ 1,780	$ 1,590	$ 1,578
Margin Analysis					
Restaurant sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	26.3%	26.2%	27.1%	26.4%	27.5%
Operating expenses	52.2%	50.8%	50.1%	50.5%	51.0%
Depreciation & amortization	5.0%	5.1%	5.2%	6.4%	6.5%
Preopening costs	1.5%	1.6%	1.6%	0.9%	0.9%
Asset impairment and store closure expense	1.6%	0.0%	0.0%	4.3%	2.0%
Restaurant operating income	13.4%	16.3%	16.0%	11.5%	12.1%
General & administrative expenses	5.2%	5.0%	5.7%	6.9%	7.1%
Goodwill amortization	0.0%	0.0%	0.4%	0.4%	0.4%
Loss on disposal of assets	0.0%	0.0%	0.2%	0.1%	0.2%
Income from operations	8.2%	11.3%	9.7%	4.1%	4.4%
Other income (expense)	(0.2%)	(0.4%)	(1.2%)	(2.0%)	(2.2%)
Income from continuing operations before income tax	8.0%	10.9%	8.5%	2.1%	2.2%
Tax rate	32.8%	35.5%	37.0%	28.6%	33.8%
Income (loss) from continuing operations	5.4%	7.0%	5.4%	1.5%	1.5%


LOCATIONS AT END OF YEAR
35
38
43
54
64
1999
2000
2001
2002
2003


REVENUES
(in millions)
$55.0
$54.9
$70.1
$102.5
$121.7
1999
2000
2001
2002
2003


NET INCOME (LOSS)
(in thousands)
($311)
$848
$3,329
$7,203
$6,538
1999
2000
2001
2002
2003


EARNINGS (LOSS) PER SHARE
($0.03)
$0.09
$0.38
$0.73
$0.64
1999
2000
2001
2002
2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 30, 2003**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ **to** ______

Commission file number **000-22753**

TOTAL ENTERTAINMENT RESTAURANT CORP.

(Exact name of Registrant as specified in its charter)

Delaware	**52-2016614**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

9300 E. Central, Suite 100
Wichita, KS 67206
(Address of principal executive offices) (Zip code)

(316) 634-0505
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes _____ No ✓

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ___ No ✓

The aggregate market value of Common Stock held by non-affiliates of the Registrant as of December 30, 2003, based on the closing price of the Common Stock as reported by the Nasdaq National Market on June 17, 2003, was $52,510,598. Solely for purposes of this computation, shares held by all officers, directors and 10% or more beneficial owners of the registrant have been excluded. Such exclusion should not be deemed a determination or an admission that such officers, directors or 10% or more beneficial owners are, in fact, affiliates of the registrant.

As of March 22, 2004, there were 9,873,030 shares outstanding of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Company intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 30, 2003. Portions of such proxy statement are incorporated by reference in response to Part III, Items 10, 11, 12 and 13.

TABLE OF CONTENTS

PART I

Item 1. Business

General

We own and operate 66 restaurants under the "Fox and Hound" and "Bailey's" brand names that each provide a social gathering place offering high quality food, drinks and entertainment in an upscale, casual environment. Our restaurants offer a broad menu of mid-priced appetizers, entrees and desserts served in generous portions. In addition, each location features a full-service bar and offers a wide selection of major domestic, imported and specialty beers. Each restaurant emphasizes a high energy environment with satellite and cable coverage of a variety of sporting events and music videos, and most of our restaurants offer multiple billiards tables. In addition to our food, we believe our customers are attracted to our elegant yet comfortable atmosphere of dark wood interiors, polished brass, embroidered chairs and booths, wood paneling, and etched glass. Our Fox and Hound and Bailey's restaurants share identical design and operational principles and menus.

Our History

The first Fox and Hound restaurant opened in August 1994 and the first Bailey's restaurant opened in November 1989. In February 1997, the two companies were combined to form Total Entertainment Restaurant Corp. In July 1997, we completed our initial public offering. As of March 22, 2004, the Company owns and operates 50 Fox and Hound restaurants and 16 Bailey's restaurants in Alabama, Arizona, Arkansas, Colorado, Georgia, Illinois, Indiana, Kansas, Louisiana, Michigan, Missouri, Nebraska, New Mexico, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

Concept

We believe our restaurants offer customers a unique and exciting upscale destination for socializing, eating and drinking. We believe our restaurants are differentiated from our competitors by offering all of the following features in a single location:

- *An Upscale, Neighborhood Social Gathering Place.* Our restaurants provide a destination where friends and acquaintances can gather regularly for food, drinks and entertainment in an upscale yet casual environment.
- *High Quality Food and Beverage.* Our restaurants offer a broad menu of mid-priced appetizers, salads, desserts and entrees featuring beef, chicken, fish and barbecue, all served in generous portions. Each location features a full service bar and a wide variety of domestic, imported and specialty beers. To maximize the appeal of each area of our restaurants, sit-down food and beverage service is available in every room.
- *State-of-the-Art Audio and Visual Technology.* Our restaurants create an exciting, high-energy atmosphere through state-of-the-art audio and video systems for viewing sporting events and music videos from our customized playlist. Each location typically has more than 35 televisions (including several big-screen televisions) with satellite and cable coverage of concurrent national, regional and local sporting events.
- *Late-night Destination.* Our restaurants are generally open from 11:00 a.m. to 2:00 a.m., seven days a week, depending upon local law. We provide customers with an upscale entertainment and dining alternative by offering our full menu during our increasingly popular late-night segment.

Strategy

Our goal is to become the leading neighborhood destination for socializing, eating and drinking. Our strategy for attaining this leadership position is based on the following key elements:

Total Entertainment and Restaurant Experience. Our concept offers a social gathering place, food and beverages, sports entertainment, games of skill and a late-night destination all in a single location. Each location provides guests with a multi-dimensional entertainment and restaurant experience that enables them to participate in one or more elements of the experience.

Seasoned Management Team. We employ a seasoned management team with experience in successfully developing and operating multi-unit concepts in a variety of geographic markets throughout the United States. We intend to leverage this experience to secure favorable real estate sites, control costs and implement proven operating procedures. In addition, we maintain centralized financial and accounting controls through Franchise Services Company, a third party accounting and administrative services company. By employing the services and infrastructure provided by Franchise Services Company, we are able to focus our energy and resources on brand and unit development.

Growth and Expansion. We believe our restaurant concept will be attractive in a variety of geographic markets throughout the United States. We plan to open twelve to fifteen locations in 2004 and between twelve and fifteen locations in 2005. Through March 22, 2004, we have opened two restaurants in 2004 and currently have four restaurants under construction, seven contracts executed with contingencies and four leases currently under negotiation. We continually evaluate locations in various markets and negotiate proposed additional leases at desired sites. However, the number of locations actually opened and the timing thereof may vary depending upon our ability to locate suitable sites and negotiate favorable leases.

Flexibility and Versatility of Concept. We are implementing our concept through both the Fox and Hound and Bailey's brand names. Our concept allows for significant versatility through the reconfiguration of the entertainment areas within each of its locations to accommodate various special events.

Commitment to High Quality Products and Services. We are committed to providing a superior experience that includes high quality menu items, a wide variety of domestic, imported and specialty beers, state-of-the-art audio and video systems and tournament-quality pocket billiard tables. These features, combined with our focus on a high level of customer service, help build a loyal clientele and attract new guests.

Locations

The following table sets forth as of March 22, 2004, the location, opening month and approximate square footage of each of our existing restaurant locations:

Location	Brand Name	Month Opened	Approximate Square Footage
Wichita, KS	Fox and Hound	March 2004	9,600
Phoenix #2, AZ	Fox and Hound	January 2004	8,800
Richmond #2, VA	Bailey's	December 2003	9,900
Philadelphia #2, PA	Fox and Hound	October 2003	10,800
Albuquerque, NM	Fox and Hound	October 2003	9,800
Oklahoma City, OK	Fox and Hound	September 2003	9,800
Houston #3, TX	Fox and Hound	July 2003	8,600
Arlington, VA	Bailey's	July 2003	15,500
Philadelphia #1, PA	Fox and Hound	June 2003	7,400
Denver #4, CO	Fox and Hound	April 2003	11,600
Chicago #3, IL	Fox and Hound	March 2003	9,600
Houston #2, TX	Fox and Hound	January 2003	12,000
Kansas City #2, KS	Fox and Hound	November 2002	9,100
Tucson, AZ	Fox and Hound	November 2002	11,600
Chicago #2, IL	Fox and Hound	September 2002	12,600
Austin, TX	Fox and Hound	July 2002	11,600
Denver #3, CO	Fox and Hound	July 2002	12,600
Dallas #5, TX	Fox and Hound	June 2002	15,800
Richmond, VA	Bailey's	May 2002	8,500
Denver #2, CO	Fox and Hound	April 2002	10,300
Charlotte #3, NC	Fox and Hound	March 2002	7,200
Ft. Worth #2, TX	Fox and Hound	February 2002	14,000
Phoenix, AZ	Fox and Hound	February 2002	11,600
Denver #1, CO	Fox and Hound	January 2002	10,500
Dallas #4, TX	Fox and Hound	December 2001	13,360
Atlanta #2, GA	Bailey's	November 2001	10,500
Charlotte #2, NC	Fox and Hound	August 2001	15,300
Nashville #3, TN	Bailey's	May 2001	11,400
Ft. Worth #1, TX	Fox and Hound	April 2001	9,900
Dallas #3, TX	Fox and Hound	December 2000	7,600
Detroit #2, MI	Bailey's	December 2000	10,450
Cleveland #2, OH	Fox and Hound	October 2000	13,500
Baton Rouge, LA	Fox and Hound	March 1999	11,500
Houston, TX	Fox and Hound	February 1999	9,100
Indianapolis, IN	Fox and Hound	February 1999	8,400
Winston-Salem, NC	Fox and Hound	January 1999	9,400
Pittsburgh, PA	Fox and Hound	January 1999	10,500
New Orleans, LA	Fox and Hound	December 1998	9,200
Chapel Hill, NC	Bailey's	December 1998	9,000
Canton, OH	Fox and Hound	November 1998	9,700
Kansas City, KS	Fox and Hound	November 1998	9,100

Memphis #2, TN	Fox and Hound	November 1998	7,600
Detroit #1, MI	Bailey's	November 1998	9,100
Dayton, OH	Fox and Hound	October 1998	8,700
Lubbock, TX	Fox and Hound	October 1998	10,600
Atlanta #1, GA	Bailey's	October 1998	8,500
Erie, PA	Fox and Hound	August 1998	10,400
San Antonio, TX	Fox and Hound	August 1998	8,400
Springfield, MO	Fox and Hound	August 1998	9,100
Evansville, IN	Fox and Hound	July 1998	8,600
Cleveland #1, OH	Fox and Hound	May 1998	8,500
Montgomery, AL	Fox and Hound	January 1998	7,700
Chicago, IL	Fox and Hound	December 1997	10,100
Omaha, NE	Fox and Hound	December 1997	9,000
Nashville #2, TN	Bailey's	October 1997	7,500
Memphis #1, TN	Fox and Hound	September 1997	8,400
Columbia, SC	Bailey's	October 1996	10,000
Johnson City, TN	Bailey's	May 1996	8,250
Knoxville, TN	Bailey's	December 1995	9,400
Dallas #2, TX	Fox and Hound	November 1995	9,600
Nashville #1, TN	Bailey's	April 1995	9,400
Greenville, SC	Bailey's	September 1994	7,000
College Station, TX	Fox and Hound	September 1994	7,700
Dallas #1, TX	Fox and Hound	August 1994	6,500
Little Rock, AR	Fox and Hound	February 1994	8,400
Charlotte #1, NC	Bailey's	October 1990	7,600

Expansion Plans

Our management team has extensive experience in the restaurant business and has successfully developed and operated numerous restaurants in many geographic markets throughout the United States. We intend to open twelve to fifteen restaurant locations in 2004 and between twelve to fifteen locations in 2005. We are currently evaluating locations in markets familiar to our management team. However, the number of locations actually opened and the timing thereof may vary depending upon our ability to locate suitable sites and negotiate favorable leases.

We may in the future franchise and/or grant license or joint venture rights to the Fox and Hound and Bailey's concepts in certain limited geographic areas of the United States. It is expected that these franchisees, licensees or joint venture partners will be required to develop a specific number of locations within a specified time frame and that a license fee and/or a royalty fee will be paid to us in connection with the development and operation of each such site.

Selection Criteria and Leasing

We believe the site selection process is critical in determining the potential success of each restaurant location. Senior management devotes significant time and resources in analyzing each prospective site and inspects and approves each location prior to final lease execution. A variety of factors are considered in the site selection process, including local market demographics (e.g., median household income levels and age), site visibility, traffic count, nature of the surrounding retail environment and accessibility and proximity to major retail centers, office complexes, hotels and entertainment centers (e.g., stadiums, arenas and theaters).

We lease all locations, with the exception of one Bailey's restaurant in Columbia, South Carolina, which is owned by us. Most of the restaurants are located in shopping centers. Leases are generally negotiated with initial terms of five to fifteen years, with multiple renewal options. We are generally required to complete construction and open a new location approximately 120 to 280 days after the later of signing of a contract or obtaining required permits. Additional time is sometimes required to obtain certain government approvals and licenses, such as liquor licenses. In the future, we anticipate leasing our locations, although we may consider purchasing free-standing sites where it is cost-effective to do so.

Unit Economics

Our management team focuses on selecting locations with the potential of producing significant revenues while controlling capital expenditures and rent as a percentage of net sales. Our restaurants averaged $2,073,000 and $2,056,000 in sales during fiscal years ended December 30, 2003 and December 31, 2002, respectively. The 63 leased restaurants open at December 30, 2003 had an average cash investment of approximately $1,434,000. The one unit we own had a cost of $1,964,000 (including the costs for land acquisition, construction, equipment and pre-opening costs). In the future we anticipate most locations will be leased rather than purchased and anticipate an average cash investment per location between $1.7 million and $2.0 million.

Menu

Our restaurants offer a single menu for lunch, dinner and late-night dining. The menu features a broad selection of appealing appetizers (including quesadillas, chicken wings and nachos) and soups and salads (including Caesar salads, chili and soups of the day), typically ranging in price from $3.29 to $6.99. The menu includes over 25 entrees typically priced between $5.99 to $16.99 such as sandwiches, pizzas, ribs, burgers and a selection of grilled and smoked barbecued entrees. Most entrees are priced under $12.00. The two restaurants opened in 2004 feature a new and much broader menu including additional appetizers, a full selection of traditional crust pizzas, and additional entrees, sandwiches, soups and salads. A strong emphasis is placed on the presentation of each of these menu items, increasing the quality and satisfaction of our customer's overall dining experience. Each location features a full service bar and most restaurants have over 100 brands of ales, lagers, stouts and specialty beers from around the world, with an average of 30 beers on tap. Alcoholic beverage service accounted for approximately 58% of the Company's revenues in the fiscal year ended December 30, 2003.

Ambiance and Design

We strive to offer a unique setting with a broad appeal to both male and female customers through an inviting, clean and comfortable atmosphere. In order to achieve the feeling of an upscale atmosphere for these customers, we emphasize décor, lighting and cleanliness. For example, we recycle fresh filtered air throughout our restaurants several times an hour and place fresh-cut flowers in our restrooms. Each of our locations feature dedicated areas for viewing sporting events and/or music videos. These entertainment areas can be readily configured into a comfortable "arena" for concurrent viewing of national, regional and local sporting and other television events. To maximize the broad appeal of the atmosphere in our restaurants, the sound in each room is carefully monitored to balance the desire among our customers for lively entertainment versus quieter socializing. In addition, our locations generally offer multiple tournament-quality billiard tables and darts and popular interactive games to further enhance our appeal as a social destination. All locations are also capable of accommodating business and social organizations for special events.

We believe the design of our restaurants plays an essential role in our success. Most of our restaurants have a centrally-located bar and primary dining room as well as two wing rooms that are partitioned from the central bar and dining area by etched glass. The wing rooms serve as secondary dining areas and house games of skill along with state-of-the-art audio and video technology. This layout provides guests with an open view of the main dining room, bar and gaming areas. Our last seven units opened have a separate, dedicated non-smoking dining area with one to three secondary dining and gaming areas. The open kitchen is organized for efficient work flow and is also centrally located so as to entice guests with its flavorful aromas.

Marketing

We believe our restaurant concept attracts a loyal clientele, and we rely primarily on word-of-mouth to attract new business. We do, however, advertise through traditional marketing and advertising media in selected markets. These media include television, radio and print advertising and local store marketing to households.

Our marketing efforts also seek to focus on national, regional and local sporting events such as the Super Bowl and the NCAA basketball tournament, which attract locally active groups of fans, supporters and alumni. The versatile layout and design of our restaurants can also accommodate group events.

Operations and Management

Our operations and management systems are based upon systems and controls that were developed by our senior management and have been successfully used to manage a large number of restaurants located in numerous states. We strive to maintain quality and consistency in our restaurant locations through the careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of locations and conduct of personnel.

We staff our restaurants with management that has experience in the restaurant industry. We believe our strong team-oriented culture helps us attract highly motivated employees who provide customers with a superior level of service. We train our kitchen employees and wait staff to take great pride in preparing and serving food in accordance with our high standards. Restaurant managers and staff are trained to be courteous and attentive to customer needs, and our managers, in particular, are instructed to visit each table. Senior corporate management hosts weekly meetings with regional and district managers to discuss staffing, marketing, individual restaurant performance and customer comments. Moreover, we require our general managers to hold daily shift meetings at their individual restaurants. Senior management regularly visits the Fox and Hound and Bailey's locations and meets with the respective management teams to ensure compliance with our strategies and standards of quality.

Management. The management of a typical restaurant consists of one general manager and three to five assistant managers depending upon restaurant revenue and hours of operation. The assistant managers are responsible for their own operational units, including a kitchen manager, bar manager and service manager, but all have been trained to support and manage each operational unit of the restaurant. Each general manager is responsible for the restaurant's day-to-day operations and is required to follow our established operating procedures and standards. Each location also employs a staff of hourly employees, many of whom are part-time personnel. We currently employ twelve district managers, each of which oversees between four and seven restaurants. We also employ two regional managers who oversee the various districts. Our regional managers, district managers, general managers and assistant managers participate in incentive cash bonus programs. Awards under the incentive plans are tied to achievement of specified operating targets, including achievement of specific unit objectives and control of operating expense budgets. In addition, the regional managers, district managers and general managers participate in our Employee Stock Option Plan.

Financial Controls. We maintain financial and accounting controls for each of our restaurants through the use of centralized accounting and management information systems. Sales and labor information are collected daily from each location, and general managers are provided with operating statements for their locations. Cash is controlled through daily deposits of sales proceeds in local operating accounts, the balances of which are wire-transferred daily or weekly to our principal operating account. We utilize a comprehensive peer review reporting system for our general managers. Within 10 days after the close of each 28-day accounting period, profit and loss statements are produced and, subsequently, the general managers of each restaurant meet in person with their respective district managers to review the profit and loss statements. The participants offer each other feedback on their respective performances and suggest ways of improving profitability. The regional and district managers also meet in person with the senior management team to review the performance for the past accounting period as well as set the operating agenda for the next period. We believe the peer review system enables each general manager and district manager to benefit from the collective experience of all of the Company's management.

Customer Service. We believe customer service and satisfaction are keys to the success of our operations. In addition to customer evaluations, we use secret shopper visits to independently evaluate customer satisfaction. A national restaurant evaluation firm performs these visits, three times per 28-day period, to test our food and beverage service in a discrete manner without the knowledge of the restaurant personnel. In addition, we encourage frequent visits by restaurant management to customers' tables, active involvement of management in responding to guest comments and assigning wait persons so as to ensure customer satisfaction.

Training. Management strives to instill enthusiasm and dedication in its employees and to create a stimulating and rewarding working environment where employees know what is expected of them in measurable terms. Each of our new restaurant employees participates in a training program during which the employee works under the close supervision of a manager. Restaurant management personnel participate in an eight-week to twelve-week training program that focuses on various aspects of the restaurant's operations and customer service. Management continuously solicits employee feedback concerning restaurant operations and strives to be responsive to the employees' concerns.

We promote a safe drinking environment through the use of certain internal procedures in addition to extensive alcohol awareness training. It is mandatory for all service employees and managers, regardless of a lack of state regulation, to complete a third-party alcohol awareness-training program. We have also established internal measures to promote a safe drinking environment, such as a four-drink log (which is reviewed by the restaurant's district manager).

Purchasing

We strive to obtain consistent, quality items at competitive prices from reliable sources. We continually search for and test various products in order to serve the highest quality products possible and to be responsive to changing customer tastes. We engage a purchasing consultant to assist in the negotiation of purchasing agreements with suppliers. Food and supplies are shipped directly to the restaurant locations, although invoices for purchases are forwarded to a central location for payment. Due to the experience of our senior management in the restaurant business, we have been and expect to continue to be able to purchase most of our restaurant equipment directly from equipment manufacturers. We have not experienced any significant delays in receiving supplies or equipment.

Management Information Systems

We utilize a computer-based management support system, which is designed to improve labor scheduling and food and beverage cost management, provide corporate management quick access to financial data and reduce the general manager's administrative time. Each general manager uses the system for production planning, labor scheduling and food and beverage cost variance analysis. The system generates reports on sales, bank deposits and variance data. We generate weekly consolidated sales reports and food, beverage and labor-cost variance reports as well as detailed profit and loss statements for each restaurant location every four weeks. Additionally, we monitor sales growth, labor variances and other sales trends on a daily basis.

Accounting and Administrative Services

On March 1, 2002, we renewed our services agreement with Franchise Services Company for certain accounting and administrative services for an additional three-year period. We pay a per restaurant per 28-day fixed fee with no annual charge.

Competition

The entertainment and restaurant industries are highly competitive. There are a large number of restaurants and entertainment businesses that compete directly and indirectly with us. We compete with restaurants primarily on the basis of quality of food and service, ambiance and location and compete with sports bars and entertainment complexes on the basis of entertainment quality, ambiance and location. Competition for sales in the entertainment and restaurant industries is intense. Many of our existing and potential competitors are well-established and have significantly greater financial, marketing and other resources than we do. In addition to other entertainment and restaurant companies, we compete with numerous businesses for suitable locations for our restaurants.

Government Regulation

Our restaurant locations are subject to numerous federal, state and local laws affecting health, sanitation, safety and Americans with Disabilities Act accessibility standards, as well as to state and local licensing regulation of the sale of alcoholic beverages. Each restaurant has appropriate licenses from regulatory authorities allowing it to sell liquor, beer and wine, and each restaurant has food service licenses from local health authorities. Our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by us or our employees of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of patrons or employees, advertising, wholesale, purchasing, and inventory control. The failure of a restaurant to obtain or retain liquor or food service licenses would have a material adverse effect on our operations. In order to reduce this risk, each restaurant is operated in accordance with standardized procedures designed to ensure compliance with all applicable codes and regulations.

We may be subject in certain states to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance.

The development and construction of additional locations are subject to compliance with applicable zoning, land use and environmental regulations. Our operations are also subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits and other employee matters. Significant numbers of our personnel are paid at rates related to the federal minimum wage, which is currently $5.15 per hour. Accordingly, increases in the minimum wage will increase our labor costs.

Trademarks

We have federally registered our "Fox & Hound®," "Bailey's Sports Grille®," "Bailey's Smokehouse & Tavern®" and "Quality Is Our Passion®" service marks. Our "7 Bailey's Sports Grille®" and "Serious Fun 7 Bailey's Sports Grille®" design marks are also federally registered. We regard our service and design marks as having significant value and as being an important factor in the marketing of our restaurant concept. We are aware of names and marks similar to our service marks that are used by other persons in certain geographic areas. We believe such uses will not have a material adverse effect on the Company as either the "Bailey's" or "Fox and Hound" brand names may be used if the other name is unavailable. Our policy is to pursue registration of our marks whenever possible and to oppose vigorously any infringement of our marks.

Employees

As of March 22, 2004, we employed approximately 3,700 persons, 350 of whom are executive officers, regional mangers, district managers and restaurant management personnel and the remainder of whom are hourly restaurant personnel and corporate support staff. None of our employees is covered by a collective bargaining agreement. We believe our employee relations are satisfactory.

Website Access

Our website address is www.tentcorp.com. Our filings with the Securities and Exchange Commission ("SEC") are available at no cost on our website as soon as practicable after the filing of such reports with the SEC.

Risk Factors

We May Not Be Able To Manage Our Planned Expansion, Which May Lead To Higher Costs Or A Failure To Realize Anticipated Revenues Or Operating Profits.

We face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial controls may be inadequate to support our planned expansion. We experienced difficulty managing our rapid expansion following our initial public offering in fiscal year 1997 and, as a result, temporarily suspended development of new restaurants in the second fiscal quarter of 1999. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and our systems and controls. If we fail to adapt management, information systems and financial controls or encounter unexpected difficulties during expansion, our business, financial condition, operating results or cash flows could be materially adversely affected. In addition, we anticipate entering new geographic markets in which we have no operating experience. These new markets may have different demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause new restaurants to be less successful than restaurants in our existing markets.

If We Are Unable To Open New Restaurants In A Timely And Profitable Manner, Our Business Could Be Materially Adversely Affected.

To continue to expand our business, we must open new restaurants on a timely and profitable basis. We have experienced occasional delays in opening restaurants and may experience delays in the future. Delays in opening, or failures to open, new restaurants could materially adversely affect our business, financial condition, operating results and cash flows. Our ability to expand successfully may depend on a number of factors, some of which are beyond our control, including:

- Identification and availability of suitable restaurant sites;
- Competition for restaurant sites;
- Negotiation of favorable leases;
- Timely development in certain cases of commercial, residential, street or highway construction near our restaurants;
- Management of construction and development costs of new restaurants;
- Securing of required governmental approvals and permits;
- Availability, staffing, training and retention of qualified management and hourly personnel, particularly district, general and assistant managers;
- Competition in new markets; and
- General economic conditions.

There can be no assurance that we will be able to complete our planned expansion or that new restaurants, if completed, will perform in a manner consistent with our most recently opened restaurants or make a positive contribution to our operating results.

The Price Of Our Common Stock Has Been Highly Volatile And May Continue To Be Highly Volatile, Which May Adversely Affect Your Ability To Sell Your Shares And Our Ability To Raise Additional Capital.

A public market for our common stock has existed since 1997. The price of our common stock has been highly volatile and may continue to be highly volatile. For instance, from January 1, 2001 through March 22, 2004, our common stock has traded from a low of $1.13 to a high of $17.25 per share. The price of our common stock may experience significant volatility in response to many factors, some of which are beyond our control and may not even be directly related to us, including:

- Changes in financial estimates or recommendations by securities analysts regarding us or our common stock;
- Our performance and the performance of our competitors and other companies in the restaurant industry;
- Quarterly fluctuations in our operating results or the operating results of other companies in the restaurant industry;

- Additions or departures of key personnel;

- The trading volume of our common stock;

- General economic conditions and their effect on the casual dining industry in general; and

- Competition, natural disasters, acts of war or terrorism or other developments affecting us or our competitors.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. This volatility has significantly affected, and may continue to affect, the price of our common stock and may adversely affect your ability to sell your shares and our ability to raise additional capital. See "Price Range of Common Stock."

Our Operating Results Could Be Materially Adversely Affected By The Negative Performance Of A Small Number Of Restaurants Because Of Our Small Restaurant Base.

As of March 22, 2004, we operated only 66 restaurants, 10 of which opened in the last 12 months. Due to the small number of restaurants, poor operating results at any one or more new or existing restaurants could materially adversely affect our profitability. Factors that could adversely affect the operating results of any new or existing restaurant include local competition, consumer preference, development of the area in which the restaurant is located and access to the restaurant, including construction of highways that provide, or in some cases prevent, access to the restaurant. The operating results of certain existing restaurants have been, and may continue to be, affected by any one or more of these factors. The business, financial condition, operating results and cash flows or the lack of success of one or more new or existing restaurants may have a more significant effect on our overall results of operations than would be the case in a larger company with a significantly larger restaurant base.

We May Be Unable To Fund Our Significant Future Capital Needs And We May Require Additional Funding Sooner Than Anticipated.

We plan to expend $20 million to $25 million over the next 12 months in connection with new restaurant openings and expect that similar expenditures for planned expansion in fiscal year 2005 will equal or exceed these amounts. The capital resources required to develop each new restaurant are significant. We believe that funds anticipated to be available from our existing line of credit and anticipated cash flow from our operations will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. There can be no assurance, however, that changes in our operating plans, the acceleration or modification of our expansion plans, lower than anticipated revenues, increased expenses, potential acquisitions or other events will not cause us to seek additional financing, prevent us from achieving the goals of our expansion strategy or prevent any newly opened restaurants from operating profitably.

Because Our Business Is Focused On A Single Concept And Lacks Diversification, Our Continued Success Could Suffer If Consumer Preferences Change.

Our restaurant concept features a combination of casual dining and entertainment, and our continued success depends, to a large degree, upon the popularity of casual dining and the types of entertainment offered in our restaurants. Changes in consumer tastes and preferences away from our concept, dining style or entertainment options may have a disproportionate and materially adverse impact on our business, financial condition, operating results, cash flows and prospects.

Changes In Discretionary Spending Could Negatively Impact Our Operating Results.

The success of our business and its operating results are dependent on discretionary spending by consumers, particularly by consumers living in the communities in which our restaurants are located. A decline in discretionary spending could adversely affect our business, financial condition, operating results and cash flows. Our business could also be adversely affected by general economic conditions, terrorist attacks and the resulting cancellation or delay of national sporting events, demographic trends, consumer confidence in the economy and changes in disposable consumer income.

Because We Are Significantly Smaller And Less Established Than The Majority Of Our National Competitors, We May Lack The Financial Resources Needed To Compete Effectively And Sustain Profitability.

Due to the nature of our business, we compete with competitors in both the restaurant and entertainment industries. A great number of restaurants and entertainment businesses compete directly and indirectly with us. Many of these entities have a greater number of locations, are more established, and have significantly greater financial (based on total assets and annual revenues), marketing and other resources than us. Although there are only a few other competing companies presently combining restaurant and entertainment operations in a manner similar to us, we may encounter increased competition in the future. This increased competition may have an adverse effect on our business, financial condition, operating results and cash flows.

We Depend On The Expertise Of Key Personnel. If Any Of These Individuals Leave Or Change Their Role With Us, Our Operations May Suffer.

Our success and the results of operations are dependent to a large degree on the efforts and abilities of our existing management, including Steven M. Johnson, Chief Executive Officer; Gary M. Judd, President; Kenneth C. Syvarth, Chief Operating Officer; and James K. Zielke, Chief Financial Officer, Secretary and Treasurer. Messrs. Johnson, Judd, Syvarth and Zielke are employed by us pursuant to employment agreements, each of which will expire as of June 30, 2004, and are also subject to non-competition, confidentiality and non-solicitation agreements with us. The employment agreements are extended automatically for successive one year terms unless terminated by either party no later than 90 days prior to each June 30 annual anniversary date. If any of Messrs. Johnson, Judd, Syvarth or Zielke were to leave us, our business, financial condition, results of operations, cash flows and growth could suffer. Our growth will also continue to depend, to a large degree, upon our ability to attract and retain additional skilled management personnel.

Quarterly Fluctuations And Seasonality In Our Operating Results Could Cause Our Stock Price To Fall.

Our operating results may fluctuate significantly from period to period and the results for one period may not be indicative of results for other periods. Our operating results may also fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, seasonality, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions.

The timing of new restaurant openings may result in significant fluctuations in quarterly results as a result of the revenues and expenses associated with each new restaurant location. We typically incur most preopening costs for a new restaurant within the two months immediately preceding, and the month of, the restaurant's opening. In addition, the labor and operating costs for a newly opened restaurant during the first three to six months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Our growth, operating results and profitability will depend to a large degree on our ability to increase the number of our restaurants.

We also expect seasonality to continue to be a factor in our results of operations. Historically, our revenues have been moderately higher in the first and fourth quarters due to weather conditions, major sporting events and the year-end holidays. Our revenues in most of our restaurants have been lower during the summer months of each year, and we expect lower second and third quarter revenues to continue in the future. In addition, for accounting purposes, the first, second and third quarters of each fiscal year consist of 12 weeks and the fourth quarter consists of 16 or 17 weeks. As a result, some of the variations in our operating results may be attributable to the different lengths of the fiscal quarters. These quarterly fluctuations and seasonality may cause our operating results to fall below the expectations of securities analysts and investors, which could cause our stock price to fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Fluctuations, Seasonality and Inflation."

Our Operations Depend On Governmental Licenses And Regulation.

We are subject to numerous federal, state and local laws affecting our business. Each restaurant location is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement and state and municipality health and safety and fire agencies. Our business depends, in particular, on obtaining and maintaining required food service and liquor licenses for each of our restaurants. If we fail to obtain and maintain all necessary licenses or if government regulation of our business changes, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations, which could materially adversely affect our operating results and profitability.

Our operations are particularly dependent on holding the proper governmental licenses concerning the sale of alcohol. In fiscal year 2003, 58% of our sales were derived from alcoholic beverages. Each restaurant is required to obtain, directly or indirectly, a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations govern numerous aspects of the daily operations of each restaurant location, including the minimum age of patrons and employees, hours of operation, advertising practices, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. Although we have not encountered any material problems relating to alcoholic beverage licenses or alcoholic beverage control regulations to date, the failure to receive or retain a liquor license in a particular location could adversely affect our ability to obtain such a license elsewhere and could materially adversely affect our operating results.

We May Face Liability Under "Dram-Shop" Statutes.

The sale of alcoholic beverages subjects us to "dram-shop" statutes in 18 of the 21 states in which our restaurants are located. These statutes generally provide a person injured by an intoxicated person with the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, which coverage we believe is consistent with that carried by other entities serving alcoholic beverages. Significant exposure to liquor liability claims may result in our experiencing higher costs than expected as a result of higher insurance premiums and deductible claims. If we sustain significant adverse liquor liability claims in the future, liquor liability insurance may become difficult or impossible to obtain. If we fail to maintain our insurance coverage or if a judgment against us is rendered under a dram-shop statute in excess of our liability coverage, we could suffer a material adverse effect on our business, financial condition, operating results and cash flows. Further, adverse publicity resulting from such allegations may materially adversely affect us and our restaurants.

Federal And State Minimum Wage Laws Apply To A Number Of Our Employees And May Increase Our Costs.

Various federal, state and local labor laws and license and permit requirements govern and affect our relationship with our employees, including such matters as minimum wage requirements, overtime and other working conditions. A significant number of hourly personnel at our restaurants are paid at rates related to the federal minimum wage and, accordingly, legislated increases in the minimum wage will increase labor costs at our restaurants. Significant additional government-imposed increases in minimum wages, paid leaves of absence, mandated health benefits or increased tax reporting and tax payment requirements for employees who receive gratuities could be detrimental to the economic viability of our operations. In addition, we are subject to extensive rules and regulations with respect to discriminatory practices and accommodation of persons with disabilities.

Adverse Publicity Concerning Customer Complaints Or Litigation May Harm Our Business.

We may be from time to time the subject of complaints or litigation from customers alleging beverage and food-related illness, injuries suffered on our premises, or other quality, health or operational concerns. Adverse publicity resulting from these allegations may materially affect us, regardless of whether such allegations are true or whether we are ultimately held liable. These allegations may also divert financial and management resources that would otherwise be used to benefit the future performance of our operations.

Increased Food And Alcohol Costs Could Materially Adversely Affect Our Operating Results.

Among other factors, the success of our business and our operating results are dependent in part upon our ability to anticipate and react to changes in food and alcohol costs and the mix between our food and liquor revenues. Various factors beyond our control, such as adverse weather conditions; increases in federal, state or local taxes, or other governmental regulation; or war, may affect food and liquor costs. We may not be able to anticipate and react to changing food and liquor costs by adjusting purchasing practices and implementing menu changes and price adjustments, and a failure to do so could materially adversely affect our business, financial condition, operating results and cash flows. There can be no assurance that changes in our sales mix will not adversely affect our profitability.

If We Are Unable To Secure The Exclusive Use Of Our Trademarks, Our Business Maybe Adversely Affected.

We are aware of names and marks similar to our service marks that are used by other persons in certain geographic areas. We believe such uses will not have a material adverse effect on us, as either the "Bailey's" or "Fox and Hound" tradenames may be used if the other name is unavailable, but there can be no assurance that such marks will be available for use by us in all locations or that we will be able to secure the exclusive use of such marks. If we are unable to secure and maintain the exclusive use of our trademarks and tradenames, our business may be adversely affected.

Our Directors And Executive Officers And An Existing Stockholder Have Considerable Control Over Our Company, Which May Lead To Conflicts With Other Stockholders Over Corporate Governance.

Our directors and executive officers and Jamie B. Coulter beneficially own collectively approximately 38.6% of our outstanding common stock. As a result, these persons, acting alone or together, will be able to significantly influence all matters requiring stockholder approval, including the election of directors and the approval of mergers and other business combination transactions, and they may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

We Have Implemented Anti-Takeover Provisions That Could Discourage Or Prevent A Takeover, Even If An Acquisition Would Be Beneficial To Our Stockholders.

Provisions of our certificate of incorporation, as amended, and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

These provisions include provisions:

- Establishing a classified board of directors requiring that members of our board of directors be elected in different years;

- Authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares, facilitate implementation of a stockholder rights plan (or "poison pill") or change the balance of voting control and thwart a takeover attempt;

- Prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of our stockholders to elect director candidates;

- Limiting the ability of our stockholders to call special meetings of our stockholders; and

- Establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon by our stockholders at stockholder meetings.

In addition, Section 203 of the General Corporation Law of the State of Delaware and the terms of our employment agreements and Option Plans may discourage, delay or prevent a change in control. See "Description of Capital Stock -- Preferred Stock," "Description of Capital Stock – Certain Anti-Takeover Provisions," "Management" and "Principal and Selling Stockholders."

A Single Vendor Handles Much Of Our Accounting and Administrative Services.

Franchise Services Company handles much of our accounting and administrative services. While we believe we could replace this vendor, any disruption of services by this vendor or any change to a new vendor could adversely affect our restaurants.

The Risk Of Future Terrorist Attacks May Adversely Impact Our Revenue.

Recent terrorist warnings, both in the United States and internationally, suggest the possibility of future terrorist attacks, which together with the unpredictability of future military action and other responses to such terrorist attacks has resulted in economic uncertainty. The occurrence of future terrorist attacks may adversely affect our business and make it more difficult to forecast our future results of operation.

Item 2. Properties

All of our restaurants are located in leased space with the exception of the restaurant in Columbia, South Carolina, which is owned by us. Most initial lease terms range from five to ten years, with multiple renewal options. All of our leases provide for a minimum annual rent, and some leases call for additional rent based on sales volume at the particular restaurant over specified minimum levels. Generally, the leases are net leases which require us to pay the costs of insurance, taxes and a portion of lessors' operating cost. See "Business-Locations."

Our executive offices are located at 9300 E. Central, Suite 100, Wichita, Kansas 67206. We believe there is sufficient office space available at favorable leasing terms in the Wichita, Kansas area to satisfy the additional needs of the Company that may result from future expansion.

Item 3. Legal Proceedings

On February 28, 2001, Patrick O'Shea, David W. Faber, Ann Swanson, Stacy Gregory, Wes L. Patterson, Dale Sproat, Mark Thagard, and Patrick Wilson filed a complaint on their own behalf and on behalf of other similarly situated persons against us, Fox & Hound of Indiana, Inc., our subsidiary; Gary Judd, our President; Steven M. Johnson, our Chief Executive Officer; J.C. Weinberg, our former Chief Operating Officer; and Kenneth Syvarth, our Chief Operating Officer, in the United States District Court for the Southern District of Indiana.

The plaintiffs alleged that they were employed by the defendants with the titles of manager-in-training, assistant manager, and/or general manager, and that we and the other defendants willfully and in bad faith failed to pay the plaintiffs overtime pay for hours worked in excess of forty hours per week in violation of the provisions of the Fair Labor Standards Act (FLSA). The plaintiffs' complaint sought (i) declaratory judgment that the Company and other defendants violated the plaintiffs' legal rights, (ii) an accounting of compensation to which the defendants were owed, (iii) monetary damages in the form of back pay compensation and benefits, unpaid entitlements, liquidated damages, and pre-judgment and post-judgment interest, and (iv) attorneys' fees and costs.

On June 4, 2002, the court entered an order allowing the plaintiffs to send a notice to all persons who had worked for us under the employee-manager titles since February 29, 1998, so that such persons could decide whether to opt-in to the collective action. Forty individuals opted in; however, only 18 of the 40 individuals were ultimately allowed to opt-in by the court. The parties and their counsel, without admitting liability or violation of the FLSA and specifically denying any illegal or improper conduct on the part of the defendants, considered that the interests of all concerned were best served by settlement and dismissal of this action. Therefore, the parties entered into a settlement agreement in December 2003. The magistrate approved the settlement agreement on December 24, 2003, the terms of which are confidential. This legal proceeding has been satisfactorily resolved and concluded.

On October 2, 2000, R&A Bailey & Company of Dublin, Ireland, filed a notice of opposition in the Trademark Trial and Appeal Board ("TTAB") of the U.S. Patent and Trademark Office to the Company's U.S. service mark applications for "BAILEY'S PUB & GRILLE" (color), "BAILEY'S PUB & GRILLE" (stylized), and "BAILEY'S PUB & GRILLE."

Additionally, on November 14, 2000, R&A Bailey & Company filed a petition in the TTAB of the U.S. Patent and Trademark Office to cancel the Company's U.S. service mark registrations for "7 BAILEY'S SPORTS GRILLE" (+ Design), "SERIOUS FUN 7 BAILEY'S SPORTS GRILLE" (+ Design), and "BAILEY'S SPORTS GRILLE."

R&A Bailey & Company alleged that the cited registrations and applications caused it damage, were likely to create a likelihood of confusion, mistake, or deception, and would likely dilute and lessen its "famous" marks in violation of the Lanham Act. R&A Bailey & Company sought cancellation of our registrations and opposed the registration of our applications for registration of the above-listed marks.

On December 10, 2002, the parties executed a settlement agreement to resolve both the opposition and cancellation matters, the terms of which require us to amend the subject applications and registrations to remove "bar services" from the description of services. We filed the necessary Requests for Amendments with the TTAB on December 20, 2002. The U.S. Patent and Trademark office accepted and approved the requested amendments in December 2003. This legal proceeding has been satisfactorily resolved and concluded.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the holders of our Common Stock during the fourth quarter of the Company's fiscal year ended December 30, 2003.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Market Information

Our common stock has traded on the Nasdaq National Market under the symbol "TENT" since our initial public offering on July 17, 1997. The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock, as reported by the Nasdaq National Market. These quotations reflect the inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

Fiscal Year 2001	High	Low
First Quarter	3.31	1.34
Second Quarter	3.20	2.10
Third Quarter	3.32	2.50
Fourth Quarter	3.20	2.19
Fiscal Year 2002	**High**	**Low**
First Quarter	8.50	3.31
Second Quarter	15.94	7.62
Third Quarter	16.99	8.38
Fourth Quarter	9.76	6.08
Fiscal Year 2003	**High**	**Low**
First Quarter	9.68	7.10
Second Quarter	9.21	7.05
Third Quarter	10.95	9.10
Fourth Quarter	12.46	10.30

Holders

As of March 22, 2004, there were 49 holders of record our common stock.

Dividends

We have not paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock for the foreseeable future. We intend to retain future earnings to finance future development.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. The historical income statement data for the 52 weeks ended December 30, 2003, the 53 weeks ended December 31, 2002, and for the 52 weeks ended December 25, 2001, December 26, 2000, and December 28, 1999, the balance sheet data as of December 30, 2003, December 31, 2002, December 25, 2001, December 26, 2000, and December 28, 1999 are derived from our audited financial statements.

	52 weeks ended	53 weeks ended	52 weeks ended		
	Dec. 30,2003	Dec. 31, 2002	Dec. 25, 2001	Dec. 26, 2000	Dec. 28, 1999
	(In thousands, except per share data)				
Income Statement Data:					
Net sales	$121,708	$102,464	$70,052	$54,928	$ 55,020
Costs and expenses:					
Cost of sales	32,006	26,815	18,955	14,515	15,115
Operating expenses	63,490	52,067	35,079	27,713	28,061
Depreciation and amortization	6,036	5,177	3,616	3,504	3,606
Preopening costs	1,822	1,654	1,218	500	487
Provision for asset impairment and store closing	2,008	—	—	2,362	1,087
Restaurant costs and expenses	105,362	85,713	58,868	48,594	48,356
Restaurant operating income	16,346	16,751	11,184	6,334	6,664
General and administrative expenses	6,293	5,181	3,991	3,769	3,901
Goodwill amortization	—	—	244	244	244
Loss on disposal of assets	58	31	134	67	124
Income from operations	9,995	11,539	6,815	2,254	2,395
Other income (expense)	(265)	(388)	(863)	(1,080)	(1,174)
Income from continuing operations before income taxes	9,730	11,151	5,952	1,174	1,221
Provision for income taxes	3,192	3,961	2,200	336	413
Income from continuing operations before cumulative effect of a change in accounting principle	6,538	7,190	3,752	838	808
Income (loss) from discontinued operations	—	13	(423)	10	9
Income before cumulative effect of a change in accounting principle	6,538	7,203	3,329	848	817
Cumulative effect of a change in accounting principle	—	—	—	—	(1,128)
Net income (loss)	$ 6,538	$ 7,203	$ 3,329	$ 848	$ (311)
Earnings (loss) per share information:					
Basic					
Income from continuing operations before cumulative effect of a change in accounting principle	$ 0.67	$ 0.77	$ 0.43	$ 0.09	$ 0.08
Income (loss) from discontinued operations	—	—	(0.05)	—	—
Cumulative effect of accounting change, net of tax	—	—	—	—	(0.11)
Net income (loss)	$ 0.67	$ 0.77	$ 0.38	$ 0.09	$ (0.03)
Weighted average number of common shares outstanding	9,792	9,344	8,670	9,323	10,348
Diluted					
Income from continuing operations before cumulative effect of a change in accounting principle	$ 0.64	$ 0.73	$ 0.43	$ 0.09	$ 0.08
Income (loss) from discontinued operations	—	—	(0.05)	—	—
Cumulative effect of accounting change, net of tax	—	—	—	—	(0.11)
Net income (loss)	$ 0.64	$ 0.73	$ 0.38	$ 0.09	$ (0.03)
Weighted average number of common shares outstanding	10,228	9,801	8,694	9,329	10,352

Balance Sheet Data:	Dec. 30, 2003	Dec. 31, 2002	Dec. 25, 2001 (In thousands)	Dec. 26, 2000	Dec. 28, 1999
Working capital (deficit)	$ (5,861)	$ (5,618)	$ (5,100)	$ (3,435)	$ (489)
Total assets	67,613	55,895	43,150	40,128	41,352
Notes payable, including current portion	3,635	2,540	10,350	11,980	14,395
Stockholders' equity	49,320	43,284	24,149	20,987	22,232

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

You should read the following discussion and analysis in conjunction with the information set forth under "Selected Financial Data" and the Financial Statements and Notes thereto included elsewhere in this Form 10-K.

We began operations February 20, 1997 with three Fox and Hound and eight Bailey's restaurants. We have opened and closed restaurants since that date as follows:

	1997(1)	1998	1999	2000	2001	2002	2003	2004(2)
Open at beginning of period	11	16	32	35	38	43	54	64
Opened during period	5	16	5	3	5	12	10	2
Closed during period	–	–	2	–	–	1	–	–
Open at end of period	16	32	35	38	43	54	64	66

(1) From February 20, 1997 through December 30, 1997
(2) From December 31, 2003 through March 22, 2004

The components of our net sales are food and non-alcoholic beverages, alcoholic beverages, and entertainment and other (principally billiard table rental fees). For fiscal years 2003 and 2002, the components of net sales were as follows: (i) food and non-alcoholic beverages: 34.2% and 33.1%, respectively; (ii) alcoholic beverages: 58.3% and 58.5%, respectively; and (iii) entertainment and other: 7.5% and 8.4%, respectively.

The components of our cost of sales primarily include direct costs of food, non-alcoholic beverages and alcoholic beverages. These costs are generally variable and will fluctuate with changes in sales volume and sales mix.

Components of restaurant operating expenses include operating payroll and fringe benefits, and occupancy, maintenance and utilities. All but one of our locations are leased and provide for a minimum annual rent, with some leases calling for additional rent based on sales volume at the particular location in excess of specified minimum sales levels.

Depreciation and amortization costs primarily include depreciation and amortization of capital expenditures for restaurants.

Preopening costs include labor costs, costs of hiring and training personnel and certain other costs relating to opening new restaurants.

The provision for asset impairment reflects the charges made for the write down of certain underperforming restaurant assets. We periodically review our long lived assets that are held and used in our restaurant operations for indications of impairment. The provision for restaurant closing primarily includes the remaining lease obligation for closed restaurants.

General and administrative expenses include all corporate and administrative functions that support existing operations and provide an infrastructure to support future growth. Management, supervisory and staff salaries, employee benefits, travel, information systems, training, rent and office supplies, as well as accounting services fees, are major items in this category.

In calculating comparable restaurant sales, we include a restaurant in the comparable restaurant base after it has been in operation for 18 full months. As of March 22, 2004, there were 53 restaurants in the comparable restaurant base. Annualized average weekly sales are computed by dividing net sales during the period by the number of store operating weeks and multiplying the result by 52.

Results of Operations

The following discussion of results of operations should be read in conjunction with the information under the caption "Selected Financial Data," our Consolidated Financial Statements and related Notes thereto and the other financial data included elsewhere in this Form 10-K. We operate on a 52 or 53 week fiscal year ending the last Tuesday in December. Fiscal years 2001 and 2003 each consisted of 52 weeks and fiscal year 2002 consisted of 53 weeks. Our fiscal quarters consist of three accounting periods of 12 weeks each and a final period of 16 or 17 weeks.

The following table sets forth for the periods indicated the percentages which certain items included in the Condensed Consolidated Statement of Income bear to net sales and other selected operating data.

	Year Ended(1)		
	Dec. 30, 2003	Dec. 31, 2002	Dec. 25, 2001
Income Statement Data:			
Net sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	26.3	26.2	27.1
Operating expenses	52.2	50.8	50.1
Depreciation and amortization	5.0	5.1	5.2
Preopening costs	1.5	1.6	1.6
Provision for asset impairment	1.6	—	—
Restaurant costs and expenses	86.6	83.7	84.0
Restaurant operating income	13.4	16.3	16.0
General and administrative	5.2	5.0	5.7
Goodwill amortization	—	—	0.4
Loss on disposal of assets	—	—	(0.2)
Income from operations	8.2	11.3	9.7
Other income/(expense)	—	(0.1)	—
Interest expense	(0.2)	(0.3)	(1.2)
Income from continuing operations before income taxes	8.0	10.9	8.5
Provision for income taxes	2.6	3.9	3.1
Income from continuing operations	5.4	7.0	5.4
Income (loss) from discontinued operations	—	—	(0.6)
Net income	5.4%	7.0%	4.8%
Restaurant Operating Data:			
Number of locations at end of period	64	54	43
Number of store operating weeks (2)	3,052	2,599	2,071
Annualized average weekly sales per location (3)	$2,073	$2,056	$1,780

(1) The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in December. The fiscal quarters for the Company consist of accounting periods of 12, 12, 12 and 16 or 17 weeks, respectively.
(2) Store operating weeks represents the number of weeks all locations were open during the period.
(3) Annualized average weekly sales per location are computed by dividing net sales during the period by the number of store operating weeks and multiplying the result by fifty-two.

Fifty-two Weeks Ended December 30, 2003 Compared to Fifty-three Weeks Ended December 31, 2002

Net sales increased $19,244,000 (18.8%) for the 52 weeks ended December 30, 2003 to $121,708,000 from $102,464,000 for the 53 weeks ended December 31, 2002, which was attributable to a 0.8% increase in annualized average weekly sales ($2,073,000 versus $2,056,000) and a 17.4% increase in store operating weeks (3,052 versus 2,599). Same store sales decreased 2.2% for the 52 weeks ended December 30, 2003.

Costs of sales increased $5,191,000 (19.4%) for the 52 weeks ended December 30, 2003 to $32,006,000 from $26,815,000 for the 53 weeks ended December 31, 2002, and increased as a percentage of net sales to 26.3% from 26.2%. This increase as a percentage of net sales was principally attributable to an increase in the cost of certain raw products offset by the impact of a price increase taken in the first quarter of 2003.

Restaurant operating expenses increased $11,422,000 (21.9%) for the 52 weeks ended December 30, 2003 to $63,490,000 from $52,067,000 for the 53 weeks ended December 31, 2002, and increased as a percentage of net sales to 52.2% from 50.8%. This increase as a percentage of net sales was principally attributable to an increase in occupancy costs of new units and an increase in the cost of liability insurance premiums and claims expense.

Depreciation and amortization increased $859,000 (16.6%) for the 52 weeks ended December 30, 2003 to $6,036,000 from $5,177,000 for the 53 weeks ended December 31, 2002, and decreased as a percentage of net sales to 5.0% from 5.1%. This increase in expense is due to additional depreciation on ten restaurants opened since December 31, 2002, net of older restaurants with fully depreciated equipment during the year.

Preopening costs increased $168,000 (10.2%) for the 52 weeks ended December 30, 2003 to $1,822,000 from $1,654,000 for the 53 weeks ended December 31, 2002, and decreased to 1.5% from 1.6% as a percentage of net sales. Preopening costs for fiscal year 2003 were related to the opening of ten restaurants in fiscal year 2003 and partial preopening costs related to restaurants that will open in fiscal year 2004. Preopening costs for fiscal year 2002 were related to the opening of twelve restaurants in fiscal year 2002 and costs related to restaurants that opened in fiscal year 2003.

Provision for asset impairment was $2,008,000 for the 52 weeks ended December 30, 2003.

General and administrative expenses increased $1,112,000 (21.5%) for the 52 weeks ended December 30, 2003 to $6,293,000 from $5,181,000 for the 53 weeks ended December 31, 2002, due to an increase in corporate infrastructure to support our expansion. General and administrative expenses increased as a percentage of net sales to 5.2% from 5.0%.

Other income was $2,000 for the 52 weeks ended December 30, 2003 compared to other expense of $46,000 for the 53 weeks ended December 31, 2002. This expense in 2002 was related to the write-off of an interest in a limited partnership investment.

Loss on disposal of assets was $58,000 for the 52 weeks ended December 30, 2003 and $31,000 for the 53 weeks ended December 31, 2002. The losses reflect the disposal of certain video games for both years.

Interest expense decreased $76,000 for the 52 weeks ended December 30, 2003 to $266,000 from $342,000 for the 53 weeks ended December 31, 2002. This decrease is due to both a lower interest rate and lower average balance applicable to our line of credit in the current fiscal year compared with the prior fiscal year.

The effective income tax rate on income was 32.8% for the 52 weeks ended December 30, 2003 as compared to 35.5% for the 53 weeks ended December 30, 2002. This decrease was primarily due to the impact of the credit for social security taxes paid on tips in excess of minimum wage relative to the amount of income before taxes and a decrease in the effective state tax rate.

Income from discontinued operations was $13,000 for the 53 weeks ended December 31, 2002 due to income applicable to the restaurant closed on March 31, 2002.

Fifty-three Weeks Ended December 31, 2002 Compared to Fifty-two Weeks Ended December 25, 2001

Net sales increased $32,412,000 (46.3%) for the 53 weeks ended December 31, 2002 to $102,464,000 from $70,052,000 for the 52 weeks ended December 25, 2001, which was attributable to a 15.5% increase in annualized average weekly sales ($2,056,000 versus $1,780,000) and a 25.5% increase in store operating weeks (2,599 versus 2,071). Same store sales increased 6.6% for the 53 weeks ended December 31, 2002.

Costs of sales increased $7,860,000 (41.5%) for the 53 weeks ended December 31, 2002 to $26,815,000 from $18,955,000 for the 52 weeks ended December 25, 2001, and decreased as a percentage of net sales to 26.2% from 27.1%. This decrease as a percentage of net sales was principally attributable to lower food costs associated with new barbeque items and price increases on selected menu items implemented in the fourth quarter of fiscal year 2002.

Restaurant operating expenses increased $16,988,000 (48.4%) for the 53 weeks ended December 31, 2002 to $52,067,000 from $35,079,000 for the 52 weeks ended December 25, 2001, and increased as a percentage of net sales to 50.8% from 50.1%. This increase as a percentage of net sales was principally attributable to higher hourly labor costs on new restaurants during the initial months after opening, increases in group insurance costs and workers compensation premiums and higher advertising costs as a result of radio advertising in several markets, offset by leveraging fixed expenses against a higher sales volume.

Depreciation and amortization increased $1,561,000 (43.2%) for the 53 weeks ended December 31, 2002 to $5,177,000 from $3,616,000 for the 52 weeks ended December 25, 2001, and decreased as a percentage of net sales to 5.1% from 5.2%. This increase in expense is due to additional depreciation on twelve restaurants opened net of one restaurant closed since December 25, 2001.

Preopening costs increased $436,000 (35.8%) for the 53 weeks ended December 31, 2002 to $1,654,000 from $1,218,000 for the 52 weeks ended December 25, 2001, and remained 1.6% as a percentage of net sales. Preopening costs for fiscal year 2002 were related to the opening of twelve restaurants in fiscal year 2002 and partial preopening costs related to restaurants that will open in fiscal year 2003. Preopening costs for fiscal 2001 were related to the opening of five restaurants in fiscal year 2001 and costs related to restaurants that opened in fiscal year 2002.

General and administrative expenses increased $1,190,000 (29.8%) for the 53 weeks ended December 31, 2002 to $5,181,000 from $3,991,000 for the 52 weeks ended December 25, 2001, due to an increase in corporate infrastructure to support our expansion. General and administrative expenses decreased as a percentage of net sales to 5.0% from 5.7%, due to higher sales volume.

Other expense was $46,000 for the 53 weeks ended December 31, 2002. This expense was related to the write-off of an interest in a limited partnership investment.

Loss on disposal of assets was $31,000 for the 53 weeks ended December 31, 2002 and $134,000 for the 52 weeks ended December 25, 2001. The losses reflect the disposal of certain video games for both years.

Interest expense decreased $522,000 for the 53 weeks ended December 31, 2002 to $342,000 from $864,000 for the 52 weeks ended December 25, 2001. This decrease is due to both a lower interest rate and lower average balance applicable to our line of credit in the current fiscal year compared with the prior fiscal year.

The effective income tax rate on income was 35.5% for the 53 weeks ended December 31, 2002 as compared to 36.8% for the 52 weeks ended December 25, 2001. This decrease was primarily due to the impact of the credit for social security taxes paid on tips in excess of minimum wage relative to the amount of income before taxes.

Income from discontinued operations was $13,000 for the 53 weeks ended December 31, 2002 due to income applicable to the restaurant closed on March 31, 2002.

Quarterly Fluctuations, Seasonality and Inflation

Our operating results may fluctuate significantly from period to period and the results for one period may not be indicative of results for other periods. Our operating results may also fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, seasonality, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions.

The timing of new restaurant openings may result in significant fluctuations in quarterly results as a result of the revenues and expenses associated with each new restaurant location. We typically incur most preopening costs for a new restaurant within the two months immediately preceding, and the month of, the restaurant's opening. In addition, the labor and operating costs for a newly opened restaurant during the first three to six months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Our growth, operating results and profitability will depend to a large degree on our ability to increase the number of our restaurants.

We expect seasonality to continue to be a factor in our results of operations. Historically, our revenues have been moderately higher in the first and fourth quarters due to weather conditions, major sporting events and the year-end holidays. Our revenues in most of our restaurants have been lower during the summer months of each year, and we expect lower second and third quarter revenues to continue in the future. In addition, for accounting purposes, the first, second and third quarters of each fiscal year consist of 12 weeks and fourth quarter consists of 16 or 17 weeks. As a result, some of the variations in our operating results may be attributable to the different lengths of the fiscal quarters. These quarterly fluctuations may cause our operating results to fall below the expectations of securities analysts and investors, which could cause our stock price to fall.

The primary inflationary factors affecting our operations include food, liquor and labor costs. Significant numbers of our personnel are paid at rates related to the federal minimum wage which is currently $5.15 per hour. Accordingly, increases in the minimum wage will increase our labor costs. As costs of food and labor have increased, we have historically been able to offset these increases through economies of scale and improved operating procedures. To date, inflation has not had a material impact on operating margins.

Liquidity and Capital Resources

As is customary in the restaurant industry, we operate with negative working capital. Negative working capital increased $243,000 to $5,861,000 as of December 30, 2003 from $5,618,000 as of December 31, 2002. This increase is attributable primarily to the cost of purchases of property and equipment and common stock in excess of working capital provided by operations and net proceeds from the line of credit. Cash decreased $303,000 to $813,000 as of December 30, 2003 from $1,116,000 as of December 31, 2002. We do not have significant receivables or inventory and receive trade credit based upon negotiated terms in purchasing food and supplies. Because funds available from cash sales are not needed immediately to pay for food and supplies, or to finance inventory, they may be considered as a source of financing for noncurrent capital expenditures.

On September 1, 1998 we entered into a loan agreement with Intrust Bank, N.A. (the "Line of Credit") which provides for a line of credit of $20,000,000 subject to certain limitations based on earnings before interest, taxes, depreciation and amortization of the past fifty-two weeks and the amount of capital lease obligations on personal property. On October 1, 2003, this line of credit was amended to extend the original term of the agreement by two years. All other terms of the agreement remained unchanged. The Line of Credit is secured by substantially all of our assets. The Line of Credit requires monthly payments of interest only until November 1, 2006, at which time equal monthly installments of principal and interest are required as necessary to fully amortize the outstanding indebtedness plus future interest over a period of four years. Interest is accrued at ½% below the prime rate as published in The Wall Street Journal. Proceeds from the Line of Credit are being used for restaurant development. As of December 30, 2003, we had borrowed $3,635,000 under the Line of Credit. We are in compliance with all debt covenants.

Cash flows from operations were $16,195,000 for the 52 weeks ended December 30, 2003 compared to $13,852,000 for the 53 weeks ended December 31, 2002. Purchases of property and equipment were $16,758,000 in the 52 weeks ended

December 30, 2003 compared to $17,903,000 in the 53 weeks ended December 31, 2002. Net proceeds from the revolving note payable to bank were $1,095,000 for the 52 week period ending December 30, 2003 compared to net payments on the revolving note payable to bank of $7,810,000 for the 53 weeks ending December 31, 2002. At December 30, 2003, we had $813,000 in cash and cash equivalents.

We intend to open twelve to fifteen new locations in fiscal year 2004 and twelve to fifteen in fiscal year 2005. At March 22, 2004, two restaurants had been opened in fiscal 2004, five restaurants were under construction and an additional six contracts had been executed. We are currently evaluating locations in markets familiar to our management team. However, the number of locations actually opened and the timing thereof may vary depending upon our ability to locate suitable sites and negotiate favorable leases. We expect to expend approximately $20 to $25 million to open new locations over the next twelve months.

We believe the funds available from the Line of Credit and cash flow from operations will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next twelve months. There can be no assurance, however, that changes in our operating plans, the acceleration or modification of our expansion plans, lower than anticipated revenues, increased expenses, stock repurchases, potential acquisitions or other events will not cause the us to seek additional financing sooner than anticipated, prevent us from achieving the goals of our expansion strategy or prevent any newly opened locations from operating profitably. There can be no assurance that additional financing will be available on terms acceptable to us or at all.

A summary of our obligations and commitments to make future payments under contracts, including debt, lease agreements and the administrative services agreement is presented below. The long-term debt payments represent principal payments only. The Company must also make monthly interest payments on the outstanding debt balance at a rate of ½% below the prime rate as published in *The Wall Street Journal* (3.50% at December 30, 2003).

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 3,635,000	$ —	$ 141,000	$ 1,765,000	$ 1,729,000
Operating leases	72,780,000	8,186,000	15,536,000	13,643,000	35,415,000
Other commitments	843,000	730,600	112,400	—	—
Totals	$77,258,000	$ 8,916,600	$15,789,400	$15,408,000	$37,144,000

Critical Accounting Policies and Estimates

We consider determination of impairment of long-lived assets as a critical accounting policy because the determination as to whether the long-lived assets of a restaurant are impaired, and, if impaired, the fair value of such assets, requires the use of judgment, particularly as it relates to projecting whether the sum of expected undiscounted future cash flows for the restaurant over an extended period of time will equal or exceed the carrying value of such assets. We use the best information available to make the determination; however, actual future cash flows for a restaurant may vary significantly from the cash flows projected in conjunction with the impairment assessment. The potential impact on our financial statements of incorrect judgments regarding impairment of long-lived assets is that a provision for impairment could be needlessly recorded if projected future cash flows for a restaurant are significantly underestimated or a provision for impairment could be deferred until later determined necessary in a future period if initial projected cash flows are overestimated. See Note 1 of Notes to Consolidated Financial Statements for a description of our accounting policy for impairment of long-lived assets.

Forward Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Our actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to, potential increases in food, alcohol, labor, and other operating costs, changes in competition, the inability to find suitable new locations, changes in consumer preferences or spending patterns, changes in demographic trends, the effectiveness of our operating and growth initiatives and promotional efforts, and changes in government regulation. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our Line of Credit has a variable rate which is directly affected by changes in U.S. interest rates. The average interest rate of the Line of Credit was 3.625% for the year ended December 30, 2003. The following table presents the quantitative interest rate risks at December 30, 2003:

	Principal Amount by Expected Maturity (In thousands)							
(dollars in thousands)	2004	2005	2006	2007	2008	There-after	Total	Fair Value 12/30/03
Variable rate debt	$ —	$ —	$141	$867	$898	$1,729	$3,635	$3,635
Average Interest Rate—½% below prime	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%		

Item 8. Financial Statements and Supplementary Data

See the Consolidated Financial Statements listed in the accompanying Index to Financial Statements on Page F-1 herein. Information required for financial schedules under Regulation S-X is either not applicable or is included in the financial statements or notes thereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Within the 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of the our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Certifications of the Chief Executive Officer and Chief Financial Officer regarding, among other items, disclosure controls and procedures are included immediately after the signature section of this Form 10-K.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 will be in our definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

Item 11. Executive Compensation

The information required by this Item 11 will be in our definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be in our definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 will be in our definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be in our definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

PART IV

Item 15. **Exhibits, Financial Statement Schedules, and Reports on Form 8-K**

(a) The following documents are filed as part of this report:

(1) Financial Statements.

See Index to Financial Statements which appears on page F-1 herein.

(2) Exhibits

INDEX TO EXHIBITS

Exhibit Number	Exhibit
*2.1	Form of Stock for Stock Exchange Agreement between the Registrant, the Shareholders of F&H Restaurant Corp., Fox & Hound, Inc., Fox & Hound II, Inc. and Bailey's Sports Grille, Inc. and Certain Limited Partners of N. Collins Entertainment, Ltd., 505 Entertainment, Ltd., Midway Entertainment, Ltd. and F&H Dallas, L.P., dated February 20, 1997.
*3.1	Certificate of Incorporation of the Registrant.
*3.1.1	Amendment to the Certificate of Incorporation of the Registrant.
*3.2	By-laws of the Registrant.
*4.1	Specimen Certificate of the Registrant's Common Stock.
*10.1	Form of 1997 Incentive and Nonqualified Stock Option Plan of the Registrant.
*10.2	Form of 1997 Directors' Stock Option Plan of the Registrant.
*10.3	Form of Indemnification Agreement for officers and directors of the Registrant.
*10.4	Non-Competition, Confidentiality and Non-Solicitation Agreement between the Registrant and Dennis L. Thompson, dated February 20, 1997.
*10.5	Non-Competition, Confidentiality and Non-Solicitation Agreement between the Registrant and Thomas A. Hager, dated February 20, 1997.
*10.6	Lease by and between Real Alchemy I, L.P. and Midway Entertainment, Ltd., dated June 1, 1995.
*10.6.1	First Amendment to Lease by and between Real Alchemy I, L.P. and Midway Entertainment, Ltd., dated December 6, 1996.
*10.6.2	Amendment to Lease by and between Real Alchemy I, L.P. and Midway Entertainment, Ltd., dated December 6, 1996.
*10.7	Lease by and between 505 Center, L.P. and 505 Entertainment, Ltd., dated January 31, 1994.
*10.7.1	Amendment to Lease by and between 505 Center, L.P. and 505 Entertainment, Ltd., dated December 6, 1996.

**10.8	Loan Agreement by and among Intrust Bank, N.A., TENT Finance, Inc., the Registrant, and various subsidiaries of Registrant, as "Guarantors," dated September 1, 1998.
**10.8.1	First Amendment to Loan Agreement by and among Intrust Bank, N.A., TENT Finance, Inc., the Registrant, and various subsidiaries of Registrant, as "Guarantors," dated October 30, 2001.
**10.8.2	Second Amendment to Loan Agreement by and among Intrust Bank, N.A., TENT Finance, Inc., the Registrant, and various subsidiaries of Registrant, as "Guarantors," dated June 14, 2002.
***10.8.3	First Restated Loan Amendment to Loan Agreement by and among Intrust Bank, N.A., TENT Finance, Inc., the Registrant, and various subsidiaries of Registrant, as "Guarantors," dated October 1, 2003.
**10.9	Agreement for Sale and Purchase of Assets between BMR Restaurants, LLC and Fox & Hound of Virginia, Inc., dated February 6, 2002.
**10.10	Subscription Agreement between Fox & Hound of Colorado, Inc. and Cool River Restaurant Denver, L.P., dated April 27, 2000.
**10.11	Subscription Agreement between Fox & Hound of Texas, Inc. and Cool River Restaurant Austin, L.P., dated April 27, 2000.
**10.12	Employment Agreement between the Registrant and Steven M. Johnson, dated June 12, 2002.
**10.13	Employment Agreement between the Registrant and Kenneth C. Syvarth, dated June 12, 2002.
**10.14	Employment Agreement between the Registrant and James K. Zielke, dated June 12, 2002.
**10.15	Employment Agreement between the Registrant and Gary M. Judd, dated June 12, 2002.
**10.16	Fox & Hound of Littleton, Inc. Stockholders Agreement by and among TENT Finance, Inc., Gary M. Judd and James K. Zielke dated as of June 12, 2002.
**10.17	Fox & Hound of Littleton, Inc. Form of Pledge and Security Agreement.
***14	Code of Ethics
***21.1	Subsidiaries of Registrant.
***24.1	Powers of Attorney (included on the signature page of this Form 10-K).
***31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
***31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

***32.1	Certification by Steven M. Johnson pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
***32.2	Certification by James K. Zielke pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K filed in the fourth quarter of 2003:

During the fourth quarter of 2003, we filed three Form 8-Ks under Item #5 – Other Events, Item 7, Financial Statements, Item 9, Regulation FD Disclosure, and Item 12, Results of Operations, on the following dates: September 25, 2003, September 26, 2003, and November 13, 2003.

* Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (Commission File No. 333-23343).

** Incorporated by reference to the Company's Registration Statement on Form S-2, as amended (Commission File No. 333-90542).

*** Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on this 29th day of March, 2004.

TOTAL ENTERTAINMENT RESTAURANT CORP.
(Registrant)

/s/ James K. Zielke

James K. Zielke
Chief Financial Officer,
Treasurer, Secretary and Director
(principal accounting officer)

SIGNATORIES

Know all men by these presents, that each person whose signature appears below hereby constitutes and appoints James K. Zielke his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ Dennis L. Thompson Dennis L. Thompson	Co-Chairman of the Board	March 29, 2004
/s/ Stephen P. Hartnett Stephen P. Hartnett	Co-Chairman of the Board	March 29, 2004
/s/ Steven M. Johnson Steven M. Johnson	Chief Executive Officer and Director (principal executive officer)	March 29, 2004
/s/ Gary M. Judd Gary M. Judd	President and Director	March 29, 2004
/s/ James K. Zielke James K. Zielke	Chief Financial Officer, Treasurer, Secretary and Director (principal accounting officer)	March 29, 2004

Signature	Title	Date
/s/ Thomas A. Hager Thomas A. Hager	Director	March 29, 2004
/s/ C. Wells Hall, III C. Wells Hall, III	Director	March 29, 2004
/s/ E. Gene Street E. Gene Street	Director	March 29, 2004
/s/ John D. Harkey, Jr. John D. Harkey, Jr.	Director	March 29, 2004

SUBSIDIARIES OF TOTAL ENTERTAINMENT RESTAURANT CORP. AS OF MARCH 22, 2004

F & H Restaurant Corp.
TENT Finance, Inc.
TENT Management, Inc.
Bailey's Sports Grill
Bailey's Sports Grille, Inc.
Fox & Hound, Inc.
Fox & Hound II, Inc.
F & H Restaurants of Texas, Inc.
Alabama Fox & Hound, Inc.
Fox & Hound of Arizona, Inc.
Fox & Hound of Colorado, Inc.
Fox & Hound of Delaware, Inc.
F & H Restaurant of Georgia, Inc.
Fox & Hound of Illinois, Inc.
Fox & Hound of Indiana, Inc.
F & H of Iowa, Inc.
Fox & Hound of Kansas, Inc.
F & H of Kennesaw, Inc.
Fox & Hound of Littleton, Inc.
Fox & Hound of Louisiana, Inc.
Fox & Hound of Maryland, Inc.
Fox & Hound of Michigan, Inc.
Fox & Hound of Missouri, Inc.
Fox & Hound of Nebraska, Inc.
Fox & Hound of New Jersey, Inc.
Fox & Hound of New Mexico, Inc.
North Carolina Fox & Hound, Inc.
Fox & Hound of Ohio, Inc.
Fox & Hound of Oklahoma, Inc.
Pennsylvania Fox & Hound, Inc.
Fox & Hound of Tennessee, Inc.
Fox & Hound of Texas, Inc.
Fox & Hound of Virginia, Inc.
Bryant Beverage Corporation
Campbell Beverage Corp.
Downtown Beverage Corp.
Fox & Hound Club
Fuqua Beverage Corp.
Guadalupe Beverage Corp.
Jackson Beverage Corporation
Lewisville Beverage Corp.
Raider Beverage Corporation
Rocket Beverage Corporation
Shenandoah Beverage Corp.
Skillman Beverage Corp.
Midway Entertainment, Ltd.
N. Collins Entertainment, Ltd.
505 Entertainment, Ltd.
Fox & Hound of San Antonio, Ltd.
Fox & Hound of Austin, Ltd.
Fox & Hound of Dallas, Ltd.
Fox & Hound of Dallas #3, Ltd.
Fox & Hound of Lubbock, Ltd.
Fox & Hound of Houston, Ltd.
Fox & Hound of Houston #2, Ltd.
Fox & Hound of Houston #3, Ltd.
Fox & Hound of Fort Worth, Ltd.
Fox & Hound of Lewisville, Ltd.
Fox & Hound of Richardson, Ltd.

Total Entertainment Restaurant Corp.

Index to Financial Statements

Independent Auditors' Report

The Stockholders
Total Entertainment Restaurant Corp.

We have audited the accompanying consolidated balance sheets of Total Entertainment Restaurant Corp. and subsidiaries as of December 30, 2003 and December 31, 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 30, 2003, December 31, 2002 and December 25, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total Entertainment Restaurant Corp. and subsidiaries as of December 30, 2003 and December 31, 2002, and the results of their operations and their cash flows for the years ended December 30, 2003, December 31, 2002 and December 25, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective December 26, 2001.

KPMG LLP

Wichita, Kansas
January 30, 2004

Total Entertainment Restaurant Corp.
Consolidated Balance Sheets

	December 30, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 812,740	$ 1,116,094
Inventories	2,096,584	1,603,672
Prepaid income taxes	996,625	–
Deferred income taxes	281,079	212,367
Other current assets	1,538,327	1,034,151
Total current assets	5,725,355	3,966,284
Property and equipment:		
Land	600,000	600,000
Buildings	702,739	702,739
Leasehold improvements	45,092,351	36,653,603
Equipment	25,106,680	20,802,285
Furniture and fixtures	7,514,220	5,845,627
	79,015,990	64,604,254
Less accumulated depreciation and amortization	22,615,256	17,391,742
Net property and equipment	56,400,734	47,212,512
Other assets:		
Goodwill, net of accumulated amortization of $1,222,121 (Note 2)	3,661,134	3,661,134
Advances to developer (Note 3)	841,940	570,000
Other assets	983,364	485,354
Total other assets	5,486,438	4,716,488
Total assets	$ 67,612,527	$ 55,895,284

	December 30, 2003	December 31, 2002
Liabilities and stockholders' equity		
Current liabilities:		
Current portion notes payable	$ –	$ 98,413
Accounts payable	5,509,934	4,043,123
Sales tax payable	1,186,922	1,032,184
Accrued payroll	1,674,592	1,148,677
Accrued payroll taxes	824,029	751,920
Accrued income taxes	–	960,645
Lease obligation for closed store	–	42,606
Other accrued liabilities	2,390,890	1,506,847
Total current liabilities	11,586,367	9,584,415
Notes payable	3,635,000	2,441,587
Deferred taxes	2,503,040	98,633
Deferred revenue	20,769	73,875
Accrued rent	546,870	413,167
Stockholders' equity:		
Preferred stock, $.10 par value, 2,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 20,000,000 shares authorized; 9,825,376 shares issued and outstanding (9,866,335 at December 31, 2002)	98,254	98,663
Additional paid-in capital	28,553,400	29,054,438
Retained earnings	20,668,827	14,130,506
Total stockholders' equity	49,320,481	43,283,607
Commitments		
Total liabilities and stockholders' equity	$ 67,612,527	$ 55,895,284

See notes to consolidated financial statements

Total Entertainment Restaurant Corp.
Consolidated Statements of Income

	Year ended December 30, 2003	Year ended December 31, 2002	Year ended December 25, 2001
Sales:			
Food and beverage	$112,593,602	$93,852,805	$63,740,163
Entertainment and other	9,114,411	8,611,089	6,311,536
Total net sales	121,708,013	102,463,894	70,051,699
Cost and expenses:			
Cost of sales	32,005,657	26,814,798	18,955,174
Restaurant operating expenses	63,489,538	52,067,449	35,079,310
Depreciation and amortization	6,036,556	5,176,553	3,616,147
Preopening costs	1,822,436	1,654,072	1,217,455
Provision for asset impairment	2,008,330	—	—
Restaurant costs and expenses	105,362,517	85,712,872	58,868,086
Restaurant operating income	16,345,496	16,751,022	11,183,613
General and administrative expenses	6,292,766	5,181,114	3,990,827
Goodwill amortization	—	—	244,163
Loss on disposal of assets	57,707	30,489	133,825
Income from operations	9,995,023	11,539,419	6,814,798
Other income (expense):			
Other income (expense)	1,271	(46,423)	1,484
Interest expense	(265,710)	(341,791)	(864,375)
Income from continuing operations before income taxes	9,730,584	11,151,205	5,951,907
Provision for income taxes	3,192,263	3,960,804	2,200,313
Income from continuing operations	6,538,321	7,190,401	3,751,594
Income (loss) from discontinued operations, net of tax	—	12,832	(422,442)
Net income	$ 6,538,321	$ 7,203,233	$ 3,329,152
Basic earnings per share:			
Income from continuing operations	$ 0.67	$ 0.77	$ 0.43
Loss on discontinued operations	—	—	(0.05)
Basic earnings per share	$ 0.67	$ 0.77	$ 0.38
Diluted earnings per share:			
Income from continuing operations	$ 0.64	$ 0.73	$ 0.43
Loss on discontinued operations	—	—	(0.05)
Diluted earnings per share	$ 0.64	$ 0.73	$ 0.38

See notes to consolidated financial statements.

Total Entertainment Restaurant Corp.
Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number	Amount			
Balance at December 26, 2000	8,741,411	$87,414	$17,301,511	$ 3,598,121	$20,987,046
Purchase and retirement of shares of common stock	(75,800)	(758)	(166,558)	—	(167,316)
Net income	—	—	—	3,329,152	3,329,152
Balance at December 25, 2001	8,665,611	86,656	17,134,953	6,927,273	24,148,882
Net income	—	—	—	7,203,233	7,203,233
Stock options exercised	286,967	2,869	1,947,022	—	1,949,891
Tax benefit related to options exercises	—	—	315,958	—	315,958
Forfeiture of shares of common stock	(5,840)	(58)	58	—	—
Purchase and retirement of shares of common stock	(430,403)	(4,304)	(3,177,901)	—	(3,182,205)
Shares issued – secondary offering, net of issuance costs	1,350,000	13,500	12,834,348	—	12,847,848
Balance at December 31, 2002	9,866,335	98,663	29,054,438	14,130,506	43,283,607
Net income	—	—	—	6,538,321	6,538,321
Stock options exercised	116,996	1,170	399,360	—	400,530
Tax benefit related to options exercises	—	—	364,413	—	364,413
Purchase and retirement of shares of common stock	(157,955)	(1,579)	(1,264,811)	—	(1,266,390)
Balance at December 30, 2003	9,825,376	$98,254	$28,553,400	$20,668,827	$49,320,481

See notes to consolidated financial statements.

Total Entertainment Restaurant Corp.
Consolidated Statements of Cash Flows

	Year ended December 30, 2003	Year ended December 31, 2002	Year ended December 25, 2001
Operating activities			
Net income	$ 6,538,321	$ 7,203,233	$ 3,329,152
Adjustments to reconcile net income to net cash provided by operating activities:			
Write off of property and equipment related to asset impairment and store closure	2,008,330	—	575,098
Loss on disposal of assets	57,707	30,489	133,825
Depreciation	6,048,005	5,190,087	3,725,337
Amortization	73,989	41,347	272,952
Deferred taxes	2,335,695	1,092,883	14,428
Net change in operating assets and liabilities:			
Inventories	(492,912)	(373,036)	(201,661)
Prepaid income taxes	(632,212)	—	—
Other current assets	(504,176)	(447,184)	(7,373)
Advances to developer	(271,940)	(570,000)	—
Other assets	(571,999)	59,347	(229,453)
Accounts payable	891,624	289,090	1,505,297
Accrued liabilities	676,160	1,127,876	1,428,260
Deferred revenue	(53,106)	(30,000)	(25,674)
Accrued rent	133,703	353,743	(27,020)
Lease obligation for closed store	(42,606)	(115,736)	(105,582)
Net cash provided by operating activities	16,194,583	13,852,139	10,387,586
Investing activities			
Purchases of property and equipment	(16,758,169)	(17,902,969)	(9,540,231)
Proceeds from disposal of assets	31,092	14,895	51,850
Net cash used in investing activities	(16,727,077)	(17,888,074)	(9,488,381)
Financing activities			
Proceeds from revolving note payable to bank	31,235,000	29,390,000	41,945,000
Payments of revolving note payable to bank	(30,140,000)	(37,200,000)	(43,575,000)
Proceeds from exercise of stock options	400,530	1,949,891	—
Proceeds from sale of stock	—	14,175,000	—
Issuance costs on sale of stock	—	(1,327,152)	—
Purchase of common stock	(1,266,390)	(3,182,205)	(167,316)
Net cash provided by (used in) financing activities	229,140	3,805,534	(1,797,316)
Net decrease in cash and cash equivalents	(303,354)	(230,401)	(898,111)
Cash and cash equivalents at beginning of year	1,116,094	1,346,495	2,244,606
Cash and cash equivalents at end of year	$ 812,740	$ 1,116,094	$ 1,346,495
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 287,572	$ 375,358	$ 885,206
Cash paid for income taxes	2,449,425	3,762,526	778,189
Supplemental disclosure of non cash activity			
Additions to property and equipment in accounts payable at year end	$ 575,187	$ 238,475	$ 261,525
Tax benefit related to stock options exercised	364,413	315,958	—

See notes to consolidated financial statements.

Total Entertainment Restaurant Corp.
Notes to Consolidated Financial Statements

1. Background and Significant Accounting Policies

- *Background*

Total Entertainment Restaurant Corp. (the Company) owns and operates a chain of restaurant locations under the Fox and Hound English Pub & Grille, Fox and Hound Pub & Grille, and Fox and Hound Smokehouse & Tavern (Fox & Hound), Bailey's Sports Grille, Bailey's Pub & Grille, and Bailey's Smokehouse & Tavern (Bailey's) brand names. As of December 30, 2003, the Company owned and operated 48 Fox & Hounds and 16 Bailey's in Alabama, Arizona, Arkansas, Colorado, Georgia, Illinois, Indiana, Kansas, Louisiana, Michigan, Missouri, Nebraska, New Mexico, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas and Virginia. The Company operates in one business segment.

The company has a 52/53 week fiscal year ending on the last Tuesday in December. Fiscal years 2001 and 2003 each consisted of 52 weeks and fiscal year 2002 consisted of 53 weeks.

- *Principles of Consolidation*

The accompanying financial statements include the accounts of Total Entertainment Restaurant Corp. and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

- *Cash and Cash Equivalents*

The Company considers cash and cash equivalents to include currency on hand, demand deposits with banks or financial institutions, and short-term investments with maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which approximates fair value.

- *Concentration of Credit Risk*

The Company's financial instruments exposed to credit risk consist primarily of cash. The Company places its cash with high credit financial institutions and, at times, such cash may be in excess of the Federal Depository insurance limit.

- *Inventories*

Inventories consist of food and beverages and are stated at the lower of cost (first-in, first-out) or market.

- *Pre-opening Costs*

Costs related to pre-opening activities are expensed as incurred.

- *Property and Equipment*

Property and equipment are stated at cost. Maintenance repairs and renewals which do not enhance the value of or increase the life of the assets are expensed as incurred.

Buildings and leasehold improvements are amortized on the straight-line method over the lesser of the life of the lease, including renewal options, or the estimated useful lives of the assets, which range from 5 to 30 years. Equipment and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to seven years.

- *Goodwill*

Goodwill represents the excess of the cost of companies acquired over the fair value of the net assets at the date of acquisition and was being amortized over 20 years until December 25, 2001 (see note 2).

1. Background and Significant Accounting Policies (continued)

- *Impairment of Long-Lived Assets*

Long-lived assets and certain intangibles, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews applicable intangible assets and long-lived assets related to each restaurant on a periodic basis. When events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the assets and the fair value of the assets. The Company's estimates of fair values are based on the best information available and require the use of estimates, judgments and projections as considered necessary. The actual results may vary significantly. A provision for impairment amounting to $2,008,330 ($1,279,508 net of income tax effect of $728,822) has been recorded for the year ended December 30, 2003. The Company does not intend to close the related restaurants. Additionally, a provision for asset impairment was established in fiscal 2001 related to a restaurant which was closed in fiscal 2002. Pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, each restaurant is a component of the entity, and the operations of the closed restaurant could be distinguished from the rest of the entity and were eliminated from the ongoing operations of the Company. Included in discontinued operations is the provision for asset impairment applicable to this restaurant which was recorded during the year ended December 25, 2001, amounting to $575,098 ($354,430 net of income tax effect of $220,668).

- *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

- *Advertising Costs*

Advertising costs are expensed as incurred. Advertising expense for the years ended December 30, 2003, December 31, 2002, and December 25, 2001 were $1,181,471, $1,202,987, and $536,342, respectively.

- *Deferred Revenue*

During 1999, the Company received an upfront payment of $150,000 from its soft drink provider. The Company is recognizing the upfront payment evenly over the five-year life of the soft drink contract.

- *Accounting for Stock-Based Compensation*

In accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, the Company uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's policy is to grant stock options with grant prices equal to the fair value of the Company's common stock at the date of grant. Proceeds from the exercise of common stock options issued to officers, directors and key employees under the Company's stock option plans are credited to common stock to the extent of par value and to additional paid-in capital for the excess.

1. Background and Significant Accounting Policies (continued)

Pro forma information regarding net income and earnings per share is required by Statement No. 123, which also requires the information be determined as if the Company has accounted for its employee stock options granted under the fair value of that Statement. The fair value method for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate ranging from 2.9% to 5.3%; no dividend yields; volatility factor ranging from 0.281 to 0.853; and a weighted-average expected life of the option of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information is as follows:

	December 30, 2003	December 31, 2002	December 25, 2001
Net income, as reported	$6,538,321	$7,203,233	$3,329,152
Pro forma stock-based employee Compensation cost, net of tax	643,234	388,541	349,398
Pro forma net income	$5,895,087	$6,814,692	$2,979,754
Earnings per share:			
Basic, as reported	$ 0.67	$ 0.77	$ 0.38
Basic, pro forma	$ 0.60	$ 0.73	$ 0.34
Diluted, as reported	$ 0.64	$ 0.73	$ 0.38
Diluted, pro forma	$ 0.58	$ 0.70	$ 0.34
Weighted average fair value of options granted during the year	$ 5.52	$ 6.12	$ 1.24

- *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from estimates.

- *Earnings per Share*

Basic earnings per common share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options.

2. Goodwill

The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, effective December 26, 2001. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment annually, or more frequently if circumstances indicate potential impairment through a comparison of fair value to its carrying value. No impairment losses were recorded upon the initial adoption of SFAS No. 142.

2. Goodwill (continued)

The effect of the adoption of SFAS No. 142 on net income and earnings per share is as follows:

	Fiscal Year Ended		
	December 30, 2003	December 31, 2002	December 25, 2001
Net income, as reported	$6,538,321	$7,203,233	$3,329,152
Goodwill amortization (net of income taxes)	—	—	182,634
Net income, as adjusted	$6,538,321	$7,203,233	$3,511,786
Basic earnings per share, as reported	$ 0.67	$ 0.77	$ 0.38
Goodwill amortization (net of income taxes)	—	—	0.02
Basic earnings per share, as adjusted	$ 0.67	$ 0.77	$ 0.40
Diluted earnings per share, as reported	$ 0.64	$ 0.73	$ 0.38
Goodwill amortization (net of income taxes)	—	—	0.02
Diluted earnings per share, as adjusted	$ 0.64	$ 0.73	$ 0.40

3. Advances to Developer

Advances to developer represent monies advanced to the developer of two build-to-suit locations at December 31, 2002. Additional monies were advanced to the same developer on two additional locations during 2003 totaling $546,940. Also during 2003, the developer repaid the advance on one location in the amount of $275,000. The advances to developer totaled $841,940 and $570,000, at December 30, 2003 and December 31, 2002, respectively. The advances are to be repaid upon the earlier of 1) the Company's written demand but no sooner than one year after the location opens, 2) the sale of the property, or 3) four years after the location opens.

4. Preferred Stock

The Company's Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series or the designation of such series.

5. Note Payable

On September 1, 1998 the Company entered into a line of credit agreement with Intrust Bank, N.A. (the line of credit) which provides for a line of credit of $20,000,000 subject to certain limitations based on earnings before interest, income taxes, depreciation and amortization of the past 52 weeks. On October 1, 2003, this line of credit was amended to extend the original term of the agreement by two years. All other terms of the agreement remained unchanged.

The line of credit is secured by substantially all assets of the Company. The line of credit restricts the ability of the Company to pay dividends. The Facility requires monthly payments of interest only until November 1, 2006, at which time equal monthly installments of principal and interest are required as necessary to fully amortize the outstanding indebtedness plus future interest over a period of four years. Interest is accrued at a rate of 0.5% below the prime rate as published in *The Wall Street Journal* (3.50% and 3.75% at December 30, 2003 and December 31, 2002, respectively). Proceeds from the line of credit were used for restaurant development and acquisition of treasury stock. As of December 30, 2003 and December 31, 2002, the Company had borrowed $3,635,000 and $2,540,000, respectively, under the line of credit. The Company had additional borrowings available at December 30, 2003 under the line of credit of $16,365,000.

Total Entertainment Restaurant Corp.
Notes to Consolidated Financial Statements

5. Note Payable (continued)

The following represents future maturities of the note:

2004	$ —
2005	—
2006	141,530
2007	866,713
2008	897,539
Thereafter	1,729,218
Total	$3,635,000

6. Stock Options

The Company has elected to follow APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company's stock option plans are as follows:

- 1997 Incentive and Nonqualified Stock Option Plan

  In March 1997, the Board of Directors adopted a stock option plan providing for incentive and nonqualified stock options pursuant to which up to 1,500,000 shares of common stock will be available for issuance. The Plan was amended in May 1999 to increase the number of authorized shares reserved for issuance to 1,600,000 shares from 1,500,000 shares. The Plan covers the former Chairman of the Board, certain officers and key employees. Options granted have a vesting period of three to five years and a life of ten years.

- Directors' Stock Option Plan

  In March 1997, the Board of Directors adopted a stock option plan providing for nondiscretionary grants to nonemployee directors pursuant to which up to 150,000 shares of common stock will be available for issuance. The Plan was amended in May 2002 to increase the number of authorized shares reserved for issuance to 400,000 shares from 150,000 shares.

A summary of the Company's stock option activity and related information for the years ended December 30, 2003, December 31, 2002, and December 25, 2001 follows:

	December 30, 2003		December 31, 2002		December 25, 2001	
	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options
Outstanding beginning of year	$ 5.42	1,032,741	$ 5.10	1,143,345	$ 5.60	980,069
Granted	8.16	295,098	8.07	284,137	2.49	278,000
Exercised	(3.42)	(116,996)	(6.79)	(286,967)	—	—
Canceled	(5.63)	(27,203)	(5.37)	(107,774)	(3.71)	(114,724)
Outstanding end of year	$ 6.29	1,183,640	$ 5.42	1,032,741	$ 5.10	1,143,345

As of December 30, 2003, the Company's outstanding options have a weighted average remaining contract life of 6.25 years and exercise prices ranging from $1.63 to $11.76. There were 588,948 options exercisable at December 30, 2003 and 498,818 options exercisable at December 31, 2002.

6. Stock Options (continued)

For options outstanding as of December 30, 2003, the number of options, weighted-average exercise price and weighted-average remaining contract life for each group of options are as follows:

Options Outstanding			
Range of Prices	Number Outstanding at December 30, 2003	Weighted-Average Exercise Price	Weighted-Average Remaining Contract Life
$1.63 to $2.88	307,934	2.72	6.51 years
$2.95 to $7.75	464,957	6.02	6.58 years
$8.24 to $9.00	319,112	8.80	4.77 years
$9.10 to $11.76	91,637	10.94	8.84 years
Total	1,183,640	6.29	6.25 years

The number of shares and weighted-average exercise price of options exercisable at December 30, 2003 are as follows:

Options Exercisable		
Range of Prices	Number Exercisable at December 30, 2003	Weighted-Average Exercise Price
$1.63 to $2.88	198,978	2.76
$2.95 to $7.75	161,224	4.01
$8.24 to $9.00	209,866	8.97
$9.10 to $11.76	18,880	11.30
Total	588,948	5.59

7. Leases

The Company leases many of its facilities under noncancelable operating leases having terms expiring between 2004 and 2023. The leases have renewal clauses of 3 to 5 years, exercisable at the option of the lessee. In addition, certain leases contain escalation clauses based on a fixed percentage increase and provisions for contingent rentals based on a percentage of gross revenues, as defined by the lease. The difference between the actual lease payments and the amount of rent expense recorded on a straight-line basis is recorded as accrued rent. Total rental expense for the years ended December 30, 2003, December 31, 2002, and December 25, 2001 was $7,238,491, $5,795,697, and $3,898,642, respectively. Contingent rentals for the years ended December 30, 2003, December 31, 2002, and December 25, 2001 were $9,222, $86,158, and $10,107, respectively.

The following presents the future minimum lease payments under noncancelable operating leases with initial terms in excess of one year for each of the next five years and thereafter as of December 30, 2003:

2004	$ 8,185,763
2005	7,967,345
2006	7,569,164
2007	7,165,662
2008	6,476,932
Thereafter	35,414,884
Total	$ 72,779,750

It is expected in the normal course of business that leases will be renewed as they expire.

8. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	2003	2002	2001
Numerator			
Income from continuing operations	$ 6,538	$ 7,190	$ 3,752
Income (loss) from discontinued operations	—	13	(423)
Net income	$ 6,538	$ 7,203	$ 3,329
Denominator			
Denominator for basic earnings per share – weighted-average shares	9,792	9,344	8,670
Effect of dilutive securities:			
Employee stock options	436	457	24
Dilutive potential common shares			
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	10,228	9,801	8,694
Basic earnings per share:			
Income from continuing operations	$ 0.67	$ 0.77	$ 0.43
Loss on discontinued operations	—	—	(0.05)
Basic earnings per share	$ 0.67	$ 0.77	$ 0.38
Diluted earnings per share:			
Income from continuing operations	$ 0.64	$ 0.73	$ 0.43
Loss on discontinued operations	—	—	(0.05)
Diluted earnings per share	$ 0.64	$ 0.73	$ 0.38

Employee stock options of 61,046; 37,554; and 926,545 for the years ended December 30, 2003, December 31, 2002, and December 25, 2001, respectively, are not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Such options could potentially dilute basic earnings per share in the future.

9. Income Taxes

The Company's provision for income taxes consists of the following:

	December 30, 2003	December 31, 2002	December 25, 2001
Income tax expense (benefit) allocated to discontinued operations	$ —	$ 7,962	$ (262,118)
Income tax expense allocated to continuing operations	3,192,263	3,960,804	2,200,313
Total income tax expense	$ 3,192,263	$ 3,968,766	$ 1,938,195

Total Entertainment Restaurant Corp.
Notes to Consolidated Financial Statements

9. Income Taxes (continued)

	December 30, 2003	December 31, 2002	December 25, 2001
Current:			
Federal	$ 424,975	$ 2,225,240	$ 1,427,641
State	431,593	650,643	496,126
Total Current	856,568	2,875,883	1,923,767
Deferred:			
Federal	2,261,804	999,440	11,951
State	73,891	93,443	2,477
Total Deferred	2,335,695	1,092,883	14,428
Total income tax expense	$ 3,192,263	$ 3,968,766	$ 1,938,195

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities at December 30, 2003 and December 31, 2002 are as follows:

	December 30, 2003	December 31, 2002
Deferred tax assets:		
Preopening and organization costs	$ 595,484	$ 558,686
Store closure costs	18,835	250,020
Deferred revenue	7,062	25,118
Accrued liabilities	388,232	307,175
Vacation	74,821	58,070
Other	79,952	64,730
Total deferred tax assets	1,164,386	1,263,799
Deferred tax liabilities:		
Property and equipment	3,086,389	922,776
Goodwill	299,958	227,289
Total deferred tax liabilities	3,386,347	1,150,065
Net deferred tax (liability) asset	$ (2,221,961)	$ 113,734

A reconciliation between the reported provision for income taxes and tax determined by applying the applicable U.S. Federal Statutory income tax rate to income before taxes follows:

	December 30, 2003		December 31, 2002		December 25, 2001	
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax expense at federal statutory rate	$ 3,308,398	34.0%	$ 3,798,480	34.0%	$ 1,790,898	34.0%
State income taxes, net of federal benefit	311,575	3.2	476,040	4.3	281,307	5.3
Tax credits	(457,719)	(4.7)	(368,207)	(3.3)	(200,227)	(3.8)
Other items, net	30,009	0.3	62,453	0.5	66,217	1.3
Actual income tax expense	$ 3,192,263	32.8%	$ 3,968,766	35.5%	$ 1,938,195	36.8%

10. Fair Values of Financial Instruments

The carrying amount reported in the balance sheet for all financial instruments, including cash and cash equivalents, certain payables, and debt instruments, approximates its fair value.

11. Quarterly Financial Summaries (Unaudited)

The following table summarizes the unaudited consolidated quarterly results of operations for fiscal 2003 and 2002:

	1st Quarter (12 weeks)	2nd Quarter (12 weeks)	3rd Quarter (12 weeks)	4th Quarter (16 weeks)
2003				
Net sales	$27,040,911	$25,248,989	25,268,503	$44,149,610
Restaurant operating income	4,934,636	3,404,351	2,254,208	5,752,301
Income from continuing operations	2,267,585	1,235,459	480,111	2,555,166
Net income (a)	2,267,585	1,235,459	480,111	2,555,166
Basic earnings per share	0.23	0.13	0.05	0.26
Diluted earnings per share	0.22	0.12	0.05	0.25

	1st Quarter (12 weeks)	2nd Quarter (12 weeks)	3rd Quarter (12 weeks)	4th Quarter (17 weeks)
2002				
Net sales	$21,824,734	$21,408,848	$21,011,908	$38,218,404
Restaurant operating income	4,192,914	3,123,888	1,995,615	7,438,605
Income from continuing operations	1,865,352	1,144,907	475,374	3,704,768
Net income	1,897,463	1,125,628	475,374	3,704,768
Basic earnings per share	0.22	0.13	0.05	0.37
Diluted earnings per share	0.21	0.12	0.05	0.35

(a) The fourth quarter of fiscal 2003 includes a charge to earnings of $2,008,330 ($1,279,508 net of income tax) related to the provision for asset impairment in the quarter.

12. Legal Proceedings

On February 28, 2001, eight former employees filed a complaint on their own behalf and on behalf of other similarly situated persons against the Company, Fox & Hound of Indiana, Inc., a subsidiary of the Company, and several Company officers, in the United States District Court for the Southern District of Indiana.

The plaintiffs alleged that they were employed by the defendants with the titles of manager-in-training, assistant manager, and/or general manager, and that the Company and the other defendants willfully and in bad faith failed to pay the plaintiffs overtime pay for hours worked in excess of forty hours per week in violation of the provisions of the Fair Labor Standards Act (FLSA). The plaintiffs' complaint sought (i) declaratory judgment that the Company and other defendants violated the plaintiffs' legal rights, (ii) an accounting of compensation to which the defendants were owed, (iii) monetary damages in the form of back pay compensation and benefits, unpaid entitlements, liquidated damages, and pre-judgment and post-judgment interest, and (iv) attorneys' fees and costs.

The parties and their counsel, without admitting liability or violation of the FLSA and specifically denying any illegal or improper conduct on the part of the defendants, considered that the interests of all concerned were best served by settlement and dismissal of this action. Therefore, the parties entered into a settlement agreement in December 2003, which was approved by the magistrate. The Company agreed to pay approximately $100,000 related to the settlement agreement. This amount has been reflected in general and administrative expenses in the accompanying consolidated statement of income for the year ended December 30, 2003.

12. Legal Proceedings (continued)

On October 2, 2000, R&A Bailey & Company of Dublin, Ireland, filed a notice of opposition in the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office to certain of the Company's U.S. service mark applications. Additionally, on November 14, 2000, R&A Bailey & Company filed a petition in the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office to cancel certain of the Company's U.S. service mark registrations. In both instances, the service marks involved in the actions included the word "Bailey's".

The parties executed a settlement agreement to resolve both the opposition and cancellation matters, the terms of which require the Company to amend its related acquisitions and registrations. The U.S. Patent and Trademark office accepted and approved the requested amendments in December 2003.

The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position and results of operations.

Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. A judgment significantly in excess of our insurance coverage or involving punitive damages, which may not be covered by insurance, could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these allegations may materially adversely affect us and our restaurants.

13. Related Party Transactions

The Company leases two of its restaurants, the College Station and Dallas #2 locations, from limited partnerships controlled by a Co-Chairman of the Company's board of directors. The total rental expense paid to the limited partnerships for both restaurants for the years ended December 30, 2003, December 31, 2002, and December 25, 2001 was $276,560, $280,720, and $267,686, respectively.

In February 2002, the Company purchased the assets of a seafood restaurant in Richmond, Virginia, from BMR Restaurants, LLC ("BMR"), which has been converted to a Bailey's restaurant. The Company's Co-Chairman of the board of directors is the manager of BMR. The Co-Chairman and his wife collectively own 82.6% of BMR, which had owned the restaurant assets for more than two years. The Company paid a total of $300,000 for these assets, which included a real estate lease, leasehold improvements, furniture and equipment. The price was based on the parties' estimates of market rates for leasehold rents and equivalent property and is believed to be equivalent to the price that would have been paid in an arms' length transaction with an unaffiliated party.

In April 2000 and February 2001, the Company invested an aggregate of $200,000 for limited partnership interests in limited partnerships formed to develop and operate Cool River Restaurants. Two members of the Company's board of directors and a Co-Chairman are the majority owners of the managing general partner of these partnerships. In June 2002, the Company was refunded $100,000 of its original investment in exchange for rights to one of the related limited partnership interests.

Board of Directors

Dennis L. Thompson
Co-Chairman of the Board

Stephen P. Hartnett
Co-Chairman of the Board

Steven M. Johnson
Chief Executive Officer

Gary M. Judd
President

James K. Zielke
Chief Financial Officer, Treasurer and Secretary

Thomas A. Hager
President, Thomas Advertising, Inc.

C. Wells Hall, III
Partner, Mayer, Brown, Rowe & Maw

E. Gene Street
Vice Chairman, Consolidated Restaurant Companies, Inc. Chairman, Consolidated Restaurant Operations, Inc.

John D. Harkey, Jr.
Chairman and CEO, Consolidated Restaurant Companies, Inc. Vice Chairman and CEO, Consolidated Restaurant Operations, Inc.

Officers

Steven M. Johnson
Chief Executive Officer

Gary M. Judd
President

James K. Zielke
Chief Financial Officer, Treasurer, and Secretary

Kenneth C. Syvarth
Chief Operating Officer

Corporate Headquarters

9300 East Central Avenue
Suite 100
Wichita, Kansas 67206
(316) 634-0505

Security Analyst Contact

Security analyst inquiries are welcome. Please direct them to:

James K. Zielke
(316) 634-0505

Independent Accountants

KPMG LLP
345 Riverview, Suite 100
Wichita, KS 67203

Registrar & Transfer Agent

Wachovia Bank, N.A.
Shareholders Services Group
1525 West W.T. Harris Blvd. 3C3
Charlotte, NC 28288
(704) 590-7375

Legal Counsel

Foulston Siefkin LLP
700 Bank of America Center
Wichita, Kansas 67202

Common Stock

Total Entertainment Restaurant Corp.'s common stock began trading on the NASDAQ National Market on July 18, 1997, under the symbol "TENT."

As of March 22, 2004 there were 49 holders of record of the Company's common stock. The following table sets forth the high and low closing prices for the common stock as reported by the NASDAQ National Market.

Fiscal 2003

Qtr.	High	Low
1st	9.68	7.10
2nd	9.21	7.05
3rd	10.95	9.10
4th	12.46	10.30

Annual Meeting

Shareholders are cordially invited to attend the:

Annual Meeting of Shareholders
Wednesday, May 19, 2004
11:00 A.M.

Fox and Hound Pub & Grille
1421 Waterfront Pkwy.
Wichita, KS 67206

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

TOTAL ENTERTAINMENT RESTAURANT CORP.
9300 East Central Avenue
Suite 100
Wichita, Kansas 67206